Exhibit 99.9
Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Condensed Balance Sheet as at March 31, 2025, the Condensed Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the year ended on that date, and notes to the financial statements including a summary of the material accounting policies and other explanatory information (hereinafter referred to as the “interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2025 its profit and total comprehensive income for the three months and year ended on that date, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Responsibilities of Management and Board of Directors for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, including total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed standalone financial statements.

We also communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018)

Place: Bengaluru Date: April 17, 2025	Vikas Bagaria Partner (Membership No.060408) UDIN: 25060408BMOCIQ6795

INFOSYS LIMITED

Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2025

Index
Condensed Balance Sheet
Condensed Statement of Profit and Loss
Condensed Statement of Changes in Equity
Condensed Statement of Cash Flows
Overview and Notes to the Interim Condensed Standalone Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates and judgements
2. Notes to the Interim Condensed Financial Statements
2.1 Property, plant and equipment
2.2 Goodwill and intangible assets
2.3 Leases
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade Receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Trade payables
2.14 Other liabilities
2.15 Provisions
2.16 Income taxes
2.17 Revenue from operations
2.18 Other income, net
2.19 Expenses
2.20 Earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment Reporting

(In crore)

Condensed Balance Sheet as at	Note No.	March 31, 2025	March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	2.1	10,070	10,813
Right-of-use assets	2.3	3,078	3,303
Capital work-in-progress		778	277
Goodwill	2.2	211	211
Financial assets
Investments	2.4	27,371	23,352
Loans	2.5	26	34
Other financial assets	2.6	2,350	1,756
Deferred tax assets (net)	2.16	497	-
Income tax assets (net)	2.16	1,164	2,583
Other non-current assets	2.9	2,223	1,669
Total non-current assets		47,768	43,998
Current assets
Financial assets
Investments	2.4	11,147	11,307
Trade receivables	2.7	26,413	25,152
Cash and cash equivalents	2.8	14,265	8,191
Loans	2.5	207	208
Other financial assets	2.6	12,569	10,129
Income tax assets (net)	2.16	2,949	6,329
Other current assets	2.9	9,618	9,636
Total current assets		77,168	70,952
Total assets		124,936	114,950
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,076	2,075
Other equity		85,256	79,101
Total equity		87,332	81,176
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	2,694	3,088
Other financial liabilities	2.12	1,991	1,941
Deferred tax liabilities (net)		1,062	1,509
Other non-current liabilities	2.14	95	150
Total non - current liabilities		5,842	6,688
Current liabilities
Financial liabilities
Lease liabilities	2.3	765	678
Trade payables	2.13
Total outstanding dues of micro enterprises and small enterprises		8	92
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,720	2,401
Other financial liabilities	2.12	14,101	11,808
Other current liabilities	2.14	9,159	7,681
Provisions	2.15	993	1,464
Income tax liabilities (net)	2.16	4,016	2,962
Total current liabilities		31,762	27,086
Total equity and liabilities		124,936	114,950

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

(In crore except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended March 31,		Year ended March 31,
		2025	2024	2025	2024
Revenue from operations	2.17	34,136	32,001	136,592	128,933
Other income, net	2.18	1,323	3,483	4,782	7,417
Total income		35,459	35,484	141,374	136,350
Expenses
Employee benefit expenses	2.19	17,259	16,047	67,466	65,139
Cost of technical sub-contractors		4,941	4,648	19,353	18,638
Travel expenses		413	371	1,467	1,372
Cost of software packages and others	2.19	2,142	2,098	9,617	6,891
Communication expenses		104	109	448	489
Consultancy and professional charges		358	287	1,245	1,059
Depreciation and amortization expenses		590	722	2,619	2,944
Finance cost		51	62	221	277
Other expenses	2.19	540	726	3,497	3,588
Total expenses		26,398	25,070	105,933	100,397
Profit before tax		9,061	10,414	35,441	35,953
Tax expense:
Current tax	2.16	2,408	830	10,836	7,306
Deferred tax	2.16	25	1,104	(963)	1,413
Profit for the period		6,628	8,480	25,568	27,234

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(144)	36	(81)	128
Equity instruments through other comprehensive income, net		30	(12)	19	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(57)	28	(24)	11
Fair value changes on investments, net		63	34	191	129
Total other comprehensive income/ (loss), net of tax		(108)	86	105	287
Total comprehensive income for the period		6,520	8,566	25,673	27,521
Earnings per equity share
Equity shares of par value 5/- each
Basic (in per share)		15.96	20.43	61.58	65.62
Diluted (in per share)		15.93	20.41	61.46	65.56
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.20	4,152,456,999	4,150,556,748	4,151,936,905	4,150,099,796
Diluted (in shares)	2.20	4,159,621,677	4,154,351,655	4,159,905,476	4,153,994,624

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

Condensed Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves (2)
Balance as at April 1, 2023	2,074	54	2,862	169	133	52,183	2	878	9,654	260	(5)	(519)	67,745
Changes in equity for the period ended March 31, 2024
Profit for the period	–	–	–	–	–	27,234	–	–	–	–	–	–	27,234
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	128	128
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	19	–	–	19
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	11	–	11
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	129	129
Total comprehensive income for the period	–	–	–	–	–	27,234	–	–	–	19	11	257	27,521
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(2,957)	–	–	2,957	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	824	–	–	(824)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	447	–	–	(447)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	160	(160)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	–	–	–	–	–	–	–	–	1
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	639	–	–	–	–	639
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	3	–	–	–	–	3
Dividends	–	–	–	–	–	(14,733)	–	–	–	–	–	–	(14,733)
Balance as at March 31, 2024	2,075	54	2,862	169	580	62,551	162	913	11,787	279	6	(262)	81,176

Condensed Statement of Changes in Equity (contd.)

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves (2)
Balance as at April 1, 2024	2,075	54	2,862	169	580	62,551	162	913	11,787	279	6	(262)	81,176
Changes in equity for the period ended March 31, 2025
Profit for the period	–	–	–	–	–	25,568	–	–	–	–	–	–	25,568
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(81)	(81)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	19	–	–	19
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	191	191
Total comprehensive income for the period	–	–	–	–	–	25,568	–	–	–	19	(24)	110	25,673
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	821	–	–	(821)	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	–	2,999	–	–	(2,999)	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(74)	–	–	74	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	472	–	–	(472)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	197	(197)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	2	–	–	–	–	–	–	–	3
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	786	–	–	–	–	786
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	39	–	–	–	–	39
Dividends	–	–	–	–	–	(20,345)	–	–	–	–	–	–	(20,345)
Balance as at March 31, 2025	2,076	54	2,862	169	1,054	71,520	359	1,069	8,041	298	(18)	(152)	87,332

*	net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2025	2024
Cash flow from operating activities
Profit for the period		25,568	27,234
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and Amortization		2,619	2,944
Income tax expense	2.16	9,873	8,719
Impairment loss recognized / (reversed) under expected credit loss model		(7)	130
Finance cost		221	277
Interest and dividend income		(3,699)	(4,670)
Stock compensation expense		712	575
Provision for post sale client support		(114)	77
Exchange differences on translation of assets and liabilities, net		170	63
Interest receivable on income tax refund		(327)	(1,934)
Other adjustments		165	235
Changes in assets and liabilities
Trade receivables and unbilled revenue		(2,994)	(2,933)
Loans, other financial assets and other assets		(1,942)	(1,645)
Trade payables		236	67
Other financial liabilities, other liabilities and provisions		3,529	(117)
Cash generated from operations		34,010	29,022
Income taxes paid		(4,601)	(8,235)
Net cash generated by operating activities		29,409	20,787
Cash flow from investing activities
Expenditure on property, plant and equipment		(1,587)	(1,832)
Deposits placed with corporation		(1,026)	(688)
Redemption of deposits placed with corporation		593	522
Interest and dividend received		1,672	1,441
Dividend received from subsidiary		1,522	2,976
Loan given to subsidiaries		(10)	-
Loan repaid by subsidiaries		-	4
Investment in subsidiaries		(4,361)	(63)
Payment towards acquisition of entities		(184)	-
Receipt / (payment) towards business transfer for entities under common control		-	35
Receipt / (payment) from entities under liquidation		-	80
Other receipts		2	123
Payments to acquire investments
Liquid mutual fund units		(66,637)	(57,606)
Commercial papers		(6,058)	(9,405)
Certificates of deposit		(6,138)	(7,011)
Non-convertible debentures		(3,240)	(1,526)
Other investments		(25)	(2)
Proceeds on sale of investments
Liquid mutual fund units		67,597	56,124
Tax free bonds and government bonds		105	150
Non-convertible debentures		2,376	955
Certificates of deposit		5,984	6,962
Commercial papers		7,260	5,475
Government Securities		200	5
Other investments		12	20
Net cash used in investing activities		(1,943)	(3,261)
Cash flow from financing activities
Payment of Lease Liabilities		(859)	(850)
Shares issued on exercise of employee stock options		3	1
Other payments		(186)	(243)
Payment of dividends		(20,337)	(14,733)
Net cash used in financing activities		(21,379)	(15,825)
Net increase / (decrease) in cash and cash equivalents		6,087	1,701
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(13)	(44)
Cash and cash equivalents at the beginning of the period	2.8	8,191	6,534
Cash and cash equivalents at the end of the period	2.8	14,265	8,191
Supplementary information:
Restricted cash balance	2.8	45	44

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

Overview and Notes to the Interim Condensed Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on April 17, 2025.

1.2 Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting , under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, defined benefit liability/(asset) which is recognised at the present value of defined benefit obligation less fair value of plan assets, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2024. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited interim condensed standalone financial statements have been discussed in the respective notes.

As the quarter and year-end figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the interim condensed standalone financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed standalone financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the interim condensed standalone financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to note 2.16).

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to note 2.1).

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1) Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the interim condensed Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the interim condensed Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2025 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2025	1,430	10,623	3,241	1,421	7,439	2,162	945	45	27,306
Additions	47	3	6	15	576	6	17	1	671
Deletions**	–	(5)	(9)	(13)	(98)	(42)	(181)	–	(348)
Gross carrying value as at March 31, 2025	1,477	10,621	3,238	1,423	7,917	2,126	781	46	27,629
Accumulated depreciation as at January 1, 2025	–	(4,867)	(2,856)	(1,183)	(5,921)	(1,801)	(770)	(42)	(17,440)
Depreciation	–	(98)	(40)	(24)	(238)	(36)	(22)	(1)	(459)
Accumulated depreciation on deletions**	–	1	8	12	97	41	181	–	340
Accumulated depreciation as at March 31, 2025	–	(4,964)	(2,888)	(1,195)	(6,062)	(1,796)	(611)	(43)	(17,559)
Carrying value as at January 1, 2025	1,430	5,756	385	238	1,518	361	175	3	9,866
Carrying value as at March 31, 2025	1,477	5,657	350	228	1,855	330	170	3	10,070

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2024 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2024	1,430	10,403	3,154	1,354	7,240	2,141	977	45	26,744
Additions	–	276	76	29	298	48	16	–	743
Deletions*	–	–	(16)	(13)	(159)	(29)	(30)	–	(247)
Gross carrying value as at March 31, 2024	1,430	10,679	3,214	1,370	7,379	2,160	963	45	27,240
Accumulated depreciation as at January 1, 2024	–	(4,475)	(2,694)	(1,123)	(5,373)	(1,680)	(722)	(42)	(16,109)
Depreciation	–	(100)	(54)	(28)	(277)	(53)	(39)	–	(551)
Accumulated depreciation on deletions*	–	–	16	12	153	24	28	–	233
Accumulated depreciation as at March 31, 2024	–	(4,575)	(2,732)	(1,139)	(5,497)	(1,709)	(733)	(42)	(16,427)
Carrying value as at January 1, 2024	1,430	5,928	460	231	1,867	461	255	3	10,635
Carrying value as at March 31, 2024	1,430	6,104	482	231	1,882	451	230	3	10,813

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2024	1,430	10,679	3,214	1,370	7,379	2,160	963	45	27,240
Additions	47	32	45	97	1,013	47	68	2	1,351
Deletions**	–	(90)	(21)	(44)	(475)	(81)	(250)	(1)	(962)
Gross carrying value as at March 31, 2025	1,477	10,621	3,238	1,423	7,917	2,126	781	46	27,629
Accumulated depreciation as at April 1, 2024	–	(4,575)	(2,732)	(1,139)	(5,497)	(1,709)	(733)	(42)	(16,427)
Depreciation	–	(402)	(176)	(99)	(1,034)	(166)	(125)	(2)	(2,004)
Accumulated depreciation on deletions**	–	13	20	43	469	79	247	1	872
Accumulated depreciation as at March 31, 2025	–	(4,964)	(2,888)	(1,195)	(6,062)	(1,796)	(611)	(43)	(17,559)
Carrying value as at April 1, 2024	1,430	6,104	482	231	1,882	451	230	3	10,813
Carrying value as at March 31, 2025	1,477	5,657	350	228	1,855	330	170	3	10,070

** During the three months and year ended March 31, 2025, certain assets which were not in use having gross book value of 76 crore (net book value: Nil) and 411 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2024 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2023	1,429	10,445	3,144	1,314	7,235	2,129	968	45	26,709
Additions	1	289	119	90	765	100	70	1	1,435
Additions through business transfer	–	–	–	2	12	8	12	–	34
Deletions*	–	(55)	(49)	(36)	(633)	(77)	(87)	(1)	(938)
Gross carrying value as at March 31, 2024	1,430	10,679	3,214	1,370	7,379	2,160	963	45	27,240
Accumulated depreciation as at April 1, 2023	–	(4,223)	(2,558)	(1,060)	(4,977)	(1,549)	(646)	(40)	(15,053)
Depreciation	–	(407)	(223)	(114)	(1,144)	(230)	(171)	(3)	(2,292)
Accumulated depreciation on deletions*	–	55	49	35	624	70	84	1	918
Accumulated depreciation as at March 31, 2024	–	(4,575)	(2,732)	(1,139)	(5,497)	(1,709)	(733)	(42)	(16,427)
Carrying value as at April 1, 2023	1,429	6,222	586	254	2,258	580	322	5	11,656
Carrying value as at March 31, 2024	1,430	6,104	482	231	1,882	451	230	3	10,813

*	During the three months and year ended March 31, 2024, certain assets which were not in use having gross book value of 156 crore (net book value: Nil) and 646 crore (net book value: Nil), respectively were retired.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the statement of Profit and Loss.

Repairs and maintenance costs are recognized in the statement of Profit and Loss when incurred.

2.2 GOODWILL AND INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Carrying value at the beginning	211	211
Carrying value at the end	211	211

2.2.2 Other Intangible Assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at January 1, 2025	531	2,092	502	3,125
Additions*	–	212	48	260
Deletions	–	(107)	(68)	(175)
Depreciation / Amortization	(1)	(92)	(39)	(132)
Balance as at March 31, 2025	530	2,105	443	3,078

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2024:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at January 1, 2024	535	2,435	517	3,487
Additions*	–	45	49	94
Deletions	–	(91)	(16)	(107)
Depreciation / Amortization	(1)	(123)	(47)	(171)
Balance as at March 31, 2024	534	2,266	503	3,303

* Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2024	534	2,266	503	3,303
Additions*	–	430	353	783
Deletions	–	(181)	(207)	(388)
Depreciation / Amortization	(4)	(410)	(206)	(620)
Balance as at March 31, 2025	530	2,105	443	3,078

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2023	548	2,669	344	3,561
Additions*	–	336	420	756
Deletions	(10)	(169)	(92)	(271)
Impairment	–	(88)	–	(88)
Depreciation / Amortization	(4)	(482)	(169)	(655)
Balance as at March 31, 2024	534	2,266	503	3,303

* Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2025 and March 31, 2024:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current lease liabilities	765	678
Non-current lease liabilities	2,694	3,088
Total	3,459	3,766

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current investments
Equity instruments of subsidiaries	13,724	9,150
Redeemable Preference shares of subsidiary	2,831	2,831
Preference securities and equity securities	251	206
Target maturity fund units	465	431
Others	61	84
Tax free bonds	1,465	1,731
Government bonds	14	14
Non-convertible debentures	3,320	2,216
Government Securities	5,240	6,689
Total non-current investments	27,371	23,352
Current investments
Liquid mutual fund units	1,185	1,913
Commercial Papers	3,442	4,507
Certificates of deposit	3,257	2,945
Tax free bonds	154	-
Government Securities	1,560	204
Non-convertible debentures	1,549	1,738
Total current investments	11,147	11,307
Total carrying value	38,518	34,659

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current investments
Unquoted
Investment carried at cost
Investments i3 n equity instruments of subsidiaries
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of 10,000/- each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC#	3,017	2,637
Infosys Singapore Pte Ltd	4,327	10
2,73,19,411 (1,09,90,000) shares
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
WongDoody, Inc.	–	380
Nil (100) shares
Infosys Luxembourg S.a r.l.	26	26
30,000 (30,000) shares
Infosys Austria GmbH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	15
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	79	48
27,70,326 (15,08,060) share Turkish Liras 100 (10,000) per share, fully paid up
Infosys Consulting S.R.L. (Argentina)	2	2
2,94,500 (2,94,500) shares AR$ 100 per share, fully paid up
Infosys Business Solutions LLC	8	8
10,000 (10,000) shares USD 100 per share, fully paid up
Idunn Information Technology Private Limited	82	82
3,27,788 (3,27,788) shares 10 per share fully paid up
InSemi Technology Services Private Limited(2)	198	–
10,33,440 (Nil) shares 10 per share fully paid up
in-tech Group India Private Limited	15	–
10,000 (Nil) shares 10 per share fully paid up
Infosys Services (Thailand) Limited	13	–
49,99,998 (Nil) shares THB 10 per share fully paid up
Investments in Redeemable Preference shares of subsidiary
Infosys Singapore Pte Ltd	2,831	2,831
51,02,00,000 (51,02,00,000) shares
	16,555	11,981
Investments carried at fair value through profit or loss
Target maturity fund units	465	431
Equity and Preference securities	25	–
Others (1)	61	84
	551	515
Investments carried at fair value through other comprehensive income
Preference securities	167	91
Equity securities	2	2
	169	93
Quoted
Investments carried at amortized cost
Tax free bonds	1,465	1,731
Government bonds	14	14
	1,479	1,745
Investments carried at fair value through other comprehensive income
Non-convertible debentures	3,320	2,216
Equity Securities	57	113
Government Securities	5,240	6,689
	8,617	9,018
Total non-current investments	27,371	23,352
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,185	1,913
	1,185	1,913
Investments carried at fair value through other comprehensive income
Commercial Papers	3,442	4,507
Certificates of deposit	3,257	2,945
	6,699	7,452
Quoted
Investments carried at amortized cost
Tax free bonds	154	–
	154	–
Investments carried at fair value through other comprehensive income
Government Securities	1,560	204
Non-convertible debentures	1,549	1,738
	3,109	1,942
Total current investments	11,147	11,307
Total investments	38,518	34,659
Aggregate amount of quoted investments	13,359	12,705
Market value of quoted investments (including interest accrued), current	3,266	1,942
Market value of quoted investments (including interest accrued), non-current	10,269	10,978
Aggregate amount of unquoted investments	25,159	21,954
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	16,555	11,981
Investments carried at amortized cost	1,633	1,745
Investments carried at fair value through other comprehensive income	18,594	18,505
Investments carried at fair value through profit or loss	1,736	2,428

(1) Uncalled capital commitments outstanding as of March 31, 2025 and March 31, 2024 was 27 crore and 5 crore, respectively.

(2) On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of 198 crore as on acquisition date, which includes a cash consideration of 168 crore and contingent consideration with an estimated fair value of 30 crore as on the date of acquisition.
At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of March 31, 2025 was 33 crore.

Refer to note 2.10 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2025	March 31, 2024
Liquid mutual fund units - carried at fair value through profit or loss	Quoted price	1,185	1,913
Target maturity fund units - carried at fair value through profit or loss	Quoted price	465	431
Tax free bonds and government bonds - carried at amortized cost	Quoted price and market observable inputs	1,796	1,959
Non-convertible debentures - carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,869	3,954
Government securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	6,800	6,893
Commercial Papers - carried at fair value through other comprehensive income	Market observable inputs	3,442	4,507
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	3,257	2,945
Quoted equity securities - carried at fair value through other comprehensive income	Quoted price	57	113
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	25	–
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	169	93
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	61	84
Total		22,126	22,892

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non- Current
Loan to subsidiary (1)	10	-
Loans considered good - Unsecured
Other Loans
Loans to employees	16	34
	26	34
Loans credit impaired - Unsecured
Other Loans
Loans to employees	–	–
Less: Allowance for credit impairment	–	–
Total non - current loans	26	34
Current
Loans considered good - Unsecured
Other Loans
Loans to employees	207	208
Total current loans	207	208
Total Loans	233	242
(1) Includes dues from subsidiaries	10	–

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Security deposits (1)	205	205
Unbilled revenues (1)(5)#	1,904	1,366
Net investment in lease(1)	241	185
Total non-current other financial assets	2,350	1,756
Current
Security deposits (1)	21	25
Restricted deposits (1)*	2,716	2,282
Unbilled revenues (1)(5)#	5,681	4,993
Interest accrued but not due (1)	739	476
Foreign currency forward and options contracts (2)(3)	171	81
Net investment in lease(1)	228	134
Others (1)	3,013	2,138
Total current other financial assets	12,569	10,129
Total other financial assets	14,919	11,885
(1) Financial assets carried at amortized cost	14,748	11,804
(2) Financial assets carried at fair value through other comprehensive income	28	23
(3) Financial assets carried at fair value through Profit or Loss	143	58
(4) Includes dues from subsidiaries	2,909	2,052
(5) Includes dues from subsidiaries	198	153

* Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current
Trade Receivable considered good - Unsecured (1)	26,807	25,575
Less: Allowance for expected credit loss	394	423
Trade Receivable considered good - Unsecured	26,413	25,152
Trade Receivable - credit impaired - Unsecured	169	157
Less: Allowance for credit impairment	169	157
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables (2)	26,413	25,152
(1) Includes dues from subsidiaries	250	259
(2) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Balances with banks
In current and deposit accounts	14,265	8,191
Cash on hand	–	–
Total Cash and cash equivalents	14,265	8,191
Balances with banks in unpaid dividend accounts	45	37
Deposit with more than 12 months maturity	–	–

Cash and cash equivalents as at March 31, 2025 and March 31, 2024 include restricted cash and bank balances of 45 crore and 44 crore, respectively.

The deposits maintained by the Company with banks comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Capital advances	206	151
Advances other than capital advances
Others
Prepaid expenses	154	68
Defined benefit plan assets	257	9
Deferred contract cost
Cost of obtaining a contract	299	88
Cost of fulfillment	676	640
Unbilled revenues(2)	119	58
Withholding taxes and others	512	655
Total non-current other assets	2,223	1,669
Current
Advances other than capital advances
Payment to vendors for supply of goods	373	325
Others
Prepaid expenses (1)	2,003	1,886
Unbilled revenues(2)	4,284	4,397
Deferred contract cost
Cost of obtaining a contract	212	154
Cost of fulfillment	428	266
Withholding taxes and others	2,309	2,593
Other receivables (1)	9	15
Total current other assets	9,618	9,636
Total other assets	11,841	11,305
(1) Includes dues from subsidiaries	151	155

(2) Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.10 FINANCIAL INSTRUMENTS

Accounting Policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily, the Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the condensed standalone Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the condensed standalone Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the condensed Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in condensed Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2025 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	14,265	–	–	–	–	14,265	14,265
Investments (Refer to note 2.4)
Preference securities, Equity securities and others	–	25	61	226	–	312	312
Tax free bonds and government bonds	1,633	–	–	–	–	1,633	1,796(1)
Liquid mutual fund units	–	–	1,185	–	–	1,185	1,185
Target maturity fund units	–	–	465	–	–	465	465
Commercial Papers	–	–	–	–	3,442	3,442	3,442
Certificates of deposit	–	–	–	–	3,257	3,257	3,257
Non convertible debentures	–	–	–	–	4,869	4,869	4,869
Government Securities	–	–	–	–	6,800	6,800	6,800
Trade receivables (Refer to note 2.7)	26,413	–	–	–	–	26,413	26,413
Loans (Refer to note 2.5)	233	–	–	–	–	233	233
Other financial assets (Refer to note 2.6) (3)	14,748	–	143	–	28	14,919	14,839(2)
Total	57,292	25	1,854	226	18,396	77,793	77,876
Liabilities:
Trade payables (Refer to note 2.13)	2,728	–	–	–	–	2,728	2,728
Lease liabilities (Refer to note 2.3)	3,459	–	–	–	–	3,459	3,459
Other financial liabilities (Refer to note 2.12)	13,593	–	54	–	33	13,680	13,680
Total	19,780	–	54	–	33	19,867	19,867

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 80 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2024 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	8,191	–	–	–	–	8,191	8,191
Investments (Refer to note 2.4)
Preference securities, Equity securities and others	–	–	84	206	–	290	290
Tax free bonds and government bonds	1,745	–	–	–	–	1,745	1,959(1)
Target maturity fund units	–	–	431	–	–	431	431
Liquid mutual fund units	–	–	1,913	–	–	1,913	1,913
Commercial Papers	–	–	–	–	4,507	4,507	4,507
Certificates of deposit	–	–	–	–	2,945	2,945	2,945
Non convertible debentures	–	–	–	–	3,954	3,954	3,954
Government Securities	–	–	–	–	6,893	6,893	6,893
Trade receivables (Refer to note 2.7)	25,152	–	–	–	–	25,152	25,152
Loans (Refer to note 2.5)	242	–	–	–	–	242	242
Other financial assets (Refer to note 2.6)(3)	11,804	–	58	–	23	11,885	11,801(2)
Total	47,134	–	2,486	206	18,322	68,148	68,278
Liabilities:
Trade payables (Refer to note 2.13)	2,493	–	–	–	–	2,493	2,493
Lease Liabilities (Refer to note 2.3)	3,766	–	–	–	–	3,766	3,766
Other financial liabilities (Refer to note 2.12)	11,569	–	20	–	1	11,590	11,590
Total	17,828	–	20	–	1	17,849	17,849

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 was as follows:

(In crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in tax free bonds	1,781	1,227	554	–
Investments in government bonds	15	15	–	–
Investments in liquid mutual fund units	1,185	1,185	–	–
Investments in target maturity fund units	465	465	–	–
Investments in certificates of deposit	3,257	–	3,257	–
Investments in commercial papers	3,442	–	3,442	–
Investments in non convertible debentures	4,869	4,869	–	–
Investments in government securities	6,800	6,763	37	–
Investments in equity securities	59	57	–	2
Investments in preference securities	192	–	–	192
Other investments	61	–	–	61
Others
Derivative financial instruments - gain (Refer to Note 2.6)	171	–	171	–
Liabilities
Derivative financial instruments - loss (Refer to Note 2.12)	56	–	56	–
Liability towards contingent consideration (Refer to note 2.12)(1)	31	–	–	31

(1) Discount rate - 6%

During the year ended March 31, 2025, State government securities and non-convertible debentures of 36 crore and 261 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further Tax free bond of 554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 was as follows:

(In crore)

Particulars	As at March 31, 2024	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in tax free bonds	1,944	1,944	–	–
Investments in target maturity fund units	431	431	–	–
Investments in government bonds	15	15	–	–
Investments in liquid mutual fund units	1,913	1,913	–	–
Investments in certificates of deposit	2,945	–	2,945	–
Investments in commercial papers	4,507	–	4,507	–
Investments in non convertible debentures	3,954	3,697	257	–
Investments in government securities	6,893	6,820	73	–
Investments in equity securities	115	113	–	2
Investments in preference securities	91	–	–	91
Other investments	84	–	–	84
Others
Derivative financial instruments - gain	81	–	81	–
Liabilities
Derivative financial instruments - loss	21	–	21	–

During the year ended March 31, 2024, tax free bonds and non-convertible debentures of 1,986 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further government securities of 73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Company's risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the condensed standalone Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2025	March 31, 2024
Authorized
Equity shares, 5/- par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,076	2,075
415,32,63,455 (415,08,67,464) equity shares fully paid-up
	2,076	2,075

(1) Refer to note 2.20 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2025 and March 31, 2024 is set out below:

(in crore, except as stated otherwise)

Particulars	As at March 31, 2025		As at March 31, 2024
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,15,08,67,464	2,075	4,14,85,60,044	2,074
Add: Shares issued on exercise of employee stock options	2,395,991	1	2,307,420	1
As at the end of the period	4,15,32,63,455	2,076	4,15,08,67,464	2,075

Capital allocation policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2025, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.11.2 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(in )

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Interim dividend for fiscal 2025	–	–	21.00	–
Special dividend for fiscal 2024	–	–	8.00	–
Final dividend for fiscal 2024	–	–	20.00	–
Interim dividend for fiscal 2024	–	–	–	18.00
Final dividend for fiscal 2023	–	–	–	17.50

During the year ended March 31, 2025, on account of the final and special dividend for fiscal 2024 and interim dividend for fiscal 2025, the Company has incurred a net cash outflow of 20,345 crore.

The Board of Directors in their meeting held on April 17, 2025 recommended a final dividend of 22/- per equity share for the financial year ended March 31, 2025. The payment is subject to approval of shareholders in the AGM of the Company to be held on June 25, 2025 and if approved, would result in a net cash outflow of approximately 9,137 crore (excluding dividend paid on treasury shares).

2.11.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 96,55,927 shares and 10,916,829 shares as at March 31, 2025 and March 31, 2024, respectively under the 2015 plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2025 and March 31, 2024.

The following is the summary of grants made during the three months and year ended March 31, 2025 and March 31, 2024:

Particulars	2019 Plan				2015 Plan
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024	2025	2024	2025	2024
Equity settled RSUs
Key Management Personnel (KMP)	49,000	26,900	119,699	141,171	85,674	77,094	380,842	498,730
Employees other than KMP	3,617,798	3,582,471	3,624,646	4,046,731	1,722,470	3,442,700	1,874,690	4,640,640
Total Grants	3,666,798	3,609,371	3,744,345	4,187,902	1,808,144	3,519,794	2,255,532	5,139,370
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–	–	–	–	–
Employees other than KMP	–	–	–	–	94,050	169,040	94,050	176,990
	–	–	–	–	94,050	169,040	94,050	176,990
Total Grants	3,666,798	3,609,371	3,744,345	4,187,902	1,902,194	3,688,834	2,349,582	5,316,360

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2025. In accordance with such approval the following grants were made effective May 2, 2024.

- 245,679 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

- 14,140 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

- 35,349 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore . These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 16,204 RSUs was made effective February 1, 2025 for fiscal 2025.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2025, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment. The grant date for this purpose in accordance with Ind AS 102, Share based payment is July 1, 2022.

Under the 2019 plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2025 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 70,699 performance based RSU’s were granted effective May 2, 2024.

Other KMP

Under the 2015 plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved 69,470 time based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years.

Under the 2019 plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 49,000 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Granted to:
KMP	18	17	70	68
Employees other than KMP	158	181	642	507
Total (1)	176	198	712	575
(1) Cash settled stock compensation expense included in the above	1	2	8	5

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS-RSU
Weighted average share price () / ($ ADS)	1,808	21.44	1,588	19.19
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-26	23-28	23-31	25-33
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,555	18.20	1,317	16.27

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Others
Compensated absences	90	81
Accrued compensation to employees (1)	5	7
Accrued expenses (1)	1,876	1,779
Payable for acquisition of business - Contingent consideration (2)	20	–
Other payables (1)	–	74
Total non-current other financial liabilities	1,991	1,941
Current
Unpaid dividends (1)	45	37
Others
Accrued compensation to employees (1)	3,781	3,336
Accrued expenses (1)(4)	6,210	5,134
Capital creditors (1)	470	269
Compensated absences	2,322	2,078
Payable for acquisition of business - Contingent consideration (2)	11	–
Other payables (1)(5)	1,206	933
Foreign currency forward and options contracts (2)(3)	56	21
Total current other financial liabilities	14,101	11,808
Total other financial liabilities	16,092	13,749
(1) Financial liability carried at amortized cost	13,593	11,569
(2) Financial liability carried at fair value through profit or loss	54	20
(3) Financial liability carried at fair value through other comprehensive income	33	1
(4) Includes dues to subsidiaries	56	29
(5) Includes dues to subsidiaries	962	405
Financial liability towards contingent consideration on an undiscounted basis	33	–

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.13 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Outstanding dues of micro enterprises and small enterprises	8	92
Outstanding dues of creditors other than micro enterprises and small enterprises(1)	2,720	2,401
Total trade payables	2,728	2,493
(1)Includes dues to subsidiaries	907	778

2.14 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Others
Accrued defined benefit liability	74	123
Others	21	27
Total non - current other liabilities	95	150
Current
Unearned revenue	6,713	5,698
Others
Withholding taxes and others	2,433	1,974
Accrued defined benefit liability	3	2
Others	10	7
Total current other liabilities	9,159	7,681
Total other liabilities	9,254	7,831

2.15 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.The Company recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Company settles the obligation.

a. Post-sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current
Others
Post-sales client support and other provisions	993	1,464
Total provisions	993	1,464

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the interim condensed standalone statement of profit and loss.

2.16 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Current taxes	2,408	830	10,836	7,306
Deferred taxes	25	1,104	(963)	1,413
Income tax expense	2,433	1,934	9,873	8,719

Income tax expense for the three months ended March 31, 2025 and March 31, 2024 includes reversals (net of provisions) of 116 crore and 832 crore, respectively. Income tax expense for the year ended March 31, 2025 and March 31, 2024 includes provisions (net of reversals) of 97 crore and reversals (net of provisions) of 913 crore, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the quarter ended March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of 327 crore was recognised and provision for income tax aggregating 183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

Deferred income tax for the three months and year ended March 31, 2025 and March 31, 2024 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.17 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the three months and year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Revenue from software services	33,876	31,940	135,525	128,637
Revenue from products and platforms	260	61	1,067	296
Total revenue from operations	34,136	32,001	136,592	128,933

The percentage of revenue from fixed-price contracts for the three months ended March 31, 2025 and March 31, 2024 is 58% and 57%, respectively. The percentage of revenue from fixed-price contracts for the year ended March 31, 2025 and March 31, 2024 is 58% and 56%, respectively.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

2.18 OTHER INCOME, NET

2.18.1 Other income

Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency

Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the condensed standalone Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	30	30	121	131
Deposit with Bank and others	287	160	1,051	665
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial papers, certificates of deposit and government securities	294	297	1,005	898
Income on investments carried at fair value through profit or loss
Gain / (loss) on liquid mutual funds and other investments	47	64	242	224
Income on investments carried at fair value through other comprehensive income	–	–	2	–
Income on investments carried at amortized cost
Gain/(loss) on tax free bond	4	–	4	–
Interest income on income tax refund	327	1,934	340	1,936
Dividend received from subsidiary	200	858	1,522	2,976
Exchange gains/(losses) on foreign currency forward and options contracts	(98)	214	(206)	111
Exchange gains/(losses) on translation of other assets and liabilities	197	(126)	478	214
Miscellaneous income, net	35	52	223	262
Total other income	1,323	3,483	4,782	7,417

2.19 EXPENSES

Accounting Policy

2.19.1 Gratuity and Pension

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and / or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.19.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.19.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Employee benefit expenses
Salaries including bonus	16,430	15,349	64,296	62,383
Contribution to provident and other funds	535	470	2,080	1,972
Share based payments to employees (Refer to note 2.11)	176	198	712	575
Staff welfare	118	30	378	209
	17,259	16,047	67,466	65,139
Cost of software packages and others
For own use	513	420	1,947	1,635
Third party items bought for service delivery to clients	1,629	1,678	7,670	5,256
	2,142	2,098	9,617	6,891
Other expenses
Power and fuel	44	42	196	172
Brand and Marketing	310	250	1,067	851
Rates and taxes	55	60	257	248
Repairs and Maintenance	233	234	965	953
Consumables	11	5	32	23
Insurance	58	44	242	172
Provision for post-sales client support and others	(224)	(128)	(114)	77
Commission to non-whole time directors	5	5	18	16
Impairment loss recognized / (reversed) under expected credit loss model	(93)	(64)	(7)	130
Auditor's remuneration
Statutory audit fees	3	3	8	8
Contributions towards Corporate Social Responsibility	82	177	540	492
Others	56	98	293	446
	540	726	3,497	3,588

2.20 EARNINGS PER EQUITY SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Contingent liabilities:
Claims against the Company, not acknowledged as debts(1)	1,772	2,649
[Amount paid to statutory authorities 3,815 crore (8,283 crore)]
Commitments:
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	868	688
Other Commitments*	27	5

* Uncalled capital pertaining to investments

(1) As at March 31, 2025 and March 31, 2024, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 1,290 crore and 2,260 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 3,810 crore and 8,273 crore as at March 31, 2025 and March 31, 2024, respectively.

(2) Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2025 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2025, the following are the changes in the subsidiaries:

-	Danske IT and Support Services India Private Limited renamed as IDUNN Information Technology Private Limited

-	On May 10, 2024 Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited

-	Infosys Services (Thailand) Limited, a Wholly-owned subsidiary of Infosys Limited was incorporated on July 26, 2024.

-	Infy tech SAS, a Wholly-owned subsidiary of Infosys Singapore Pte Limited was incorporated on July 03, 2024.

-	On July 17, 2024, Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, ProIT, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Bejing Co., Ltd). Subsequently on September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.

-	On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Blitz 24-893 SE ,Germany

-	Skava systems Private Limited, a wholly-owned subsidiary of Infosys ltd has been liquidated effective November 14, 2024

-	in-tech Automotive Engineering de. R L de. C V, a wholly-owned subsidiary of in-tech GmbH is under liquidation.

-	Friedrich Wagner Holding Inc, a wholly-owned subsidiary of in-tech GmbH is under liquidation.

-	in-tech Services LLC, a wholly-owned subsidiary of Friedrich Wagner Holding Inc has been liquidated effective November 30, 2024

-	in-tech Automotive Engineering LLC, a wholly-owned subsidiary of Friedrich Wagner Holding Inc has been liquidated effective November 30, 2024

-	Infosys Consulting S.r.l. (Romania) renamed as Infosys Romania S.r.l.

-	Kaleidoscope Animations, a wholly-owned subsidiary of Infosys Nova Holdings LLC merged into Infosys Nova Holdings LLC effective January 1, 2025

-	Blue Acorn iCi Inc, a wholly-owned subsidiary of Infosys Nova Holdings LLC merged into Infosys Nova Holdings LLC effective January 1, 2025

-	WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025

-	Outbox systems Inc. dba Simplus (US), a wholly-owned subsidiary of Infosys Nova Holdings LLC merged into Infosys Nova Holdings LLC effective January 1, 2025

-	in-tech Holding GmbH, a wholly-owned subsidiary of Infosys Singapore Pte. Limited merged into in-tech GmbH effective January 1, 2025

-	Friedrich & Wagner Asia Pacific GmbH, a wholly-owned subsidiary of in-tech GmbH merged into in-tech GmbH effective January 1, 2025

-	Infosys Limited SPC, a Wholly-owned subsidiary of Infosys Limited was incorporated on December 12, 2024.

-	Infosys BPM Netherlands B.V., a Wholly-owned subsidiary of Infosys BPM Limited was incorporated on March 20, 2025.

The Company’s related party transactions during the three months and year ended March 31, 2025 and March 31, 2024 and outstanding balances as at March 31, 2025 and March 31, 2024 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Change in key management personnel

The following are the changes in the key management personnel:

Executive Officers:

-	Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	33	30	118	113
Commission and other benefits to non-executive / independent directors	5	5	19	17
Total	38	35	137	130

(1!)	Total employee stock compensation expense for the three months ended March 31, 2025 and March 31, 2024 includes a charge of 18 crore and 17 crore, respectively, towards key management personnel. For the year ended March 31, 2025 and March 31, 2024, includes a charge of 70 crore and 68 crore respectively, towards key management personnel. (Refer to note 2.11).

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.23 SEGMENT REPORTING

The Company publishes this financial statement along with the interim condensed consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim condensed consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Balance Sheet as at March 31, 2025, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the “Standalone Financial Statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone Financial Statements give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act, (“Ind AS”) and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2025 and its profit, total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the Standalone Financial Statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Standalone Financial Statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Standalone Financial Statements of the current period. These matters were addressed in the context of our audit of the Standalone Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition	Principal Audit Procedures Performed included the following:

The Company’s contracts with customers include contracts with multiple products and services. The Company derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings and business process management services. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or service before it is transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or service, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Company is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.4 and 2.18 to the Standalone Financial Statements.

Our audit procedures related to the (1) identification of distinct performance obligations,

(2) determination of whether the Company is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•        We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Company is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•        We selected a sample of contracts with customers and performed the following procedures:

–      Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–      Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Company is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

2	Revenue recognition - Fixed price contracts using the percentage of completion method	Principal Audit Procedures Performed included the following:

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.4 and 2.18 to the Standalone Financial Statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•        We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•        We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–      Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–      Compared efforts or costs incurred with Company’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

-          Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder’s Information, but does not include the consolidated financial statements, Standalone Financial Statements and our auditor’s report thereon.

Our opinion on the Standalone Financial Statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Board of Directors for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these Standalone Financial Statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the accounting principles generally accepted in India, including Ind AS specified under section 133 of the Act. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Statements, management and Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Company’s Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to Standalone Financial Statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the Standalone Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

c)	The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.

d)	In our opinion, the aforesaid Standalone Financial Statements comply with the Ind AS specified under Section 133 of the Act.

e)	On the basis of the written representations received from the directors as on March 31, 2025 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2025 from being appointed as a director in terms of Section 164(2) of the Act.

f)	With respect to the adequacy of the internal financial controls with reference to Standalone Financial Statements of the Company and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company’s internal financial controls with reference to Standalone Financial Statements.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

i.	The Company has disclosed the impact of pending litigations on its financial position in its Standalone Financial Statements. Refer Note 2.23 to the Standalone Financial Statements.

ii.	The Company has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer Note 2.16 to the Standalone Financial Statements. The Company did not have any long-term derivative contracts.

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

iv.	(a) The Management has represented that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The Management has represented, that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company from any person or entity, including foreign entity (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v.	As stated in Note 2.12.3 to the Standalone Financial Statements

(a)	The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

(b)	The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

(c)	The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi.	Based on our examination, which included test checks, the Company has used accounting software systems for maintaining its books of account for the financial year ended March 31, 2025 which have the feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software systems. Further, during the course of our audit we did not come across any instance of the audit trail feature being tampered with and the audit trail has been preserved by the Company as per the statutory requirements for record retention.

2.	As required by the Companies (Auditor’s Report) Order, 2020 (the “Order”) issued by the Central Government in terms of Section 143(11) of the Act, we give in “Annexure B” a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018)

Place: Bengaluru Date: April 17, 2025	Vikas Bagaria Partner (Membership No.060408) UDIN: 25060408BMOCIU7329

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Standalone Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the “Act”)

We have audited the internal financial controls with reference to Standalone Financial Statements of INFOSYS LIMITED (the “Company”) as of March 31, 2025 in conjunction with our audit of the Standalone Financial Statements of the Company for the year ended on that date.

Management’s and Board of Directors’ Responsibilities for Internal Financial Controls

The Company’s Management and Board of Directors are responsible for establishing and maintaining internal financial controls with reference to Standalone Financial Statements based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to Standalone Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Standalone Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Standalone Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Standalone Financial Statements included obtaining an understanding of internal financial controls with reference to Standalone Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls with reference to Standalone Financial Statements.

Meaning of Internal Financial Controls with reference to Standalone Financial Statements

A company's internal financial control with reference to Standalone Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to Standalone Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Standalone Financial Statements to future periods are subject to the risk that the internal financial control with reference to Standalone Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls with reference to Standalone Financial Statements and such internal financial controls with reference to Standalone Financial Statements were operating effectively as at March 31, 2025, based on the criteria for internal financial control with reference to Standalone Financial Statements established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018)

Place: Bengaluru Date: April 17, 2025	Vikas Bagaria Partner (Membership No.060408) UDIN: 25060408BMOCIU7329

ANNEXURE ‘B’ TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 2 under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that:

i.	In respect of the Company’s property, plant and equipment, right-of-use assets and intangible assets:
(a)	(A) The Company has maintained proper records showing full particulars, including quantitative details and situation of property, plant and equipment and relevant details of right-of-use assets.
(B) The Company has maintained proper records showing full particulars of intangible assets.
(b)	The Company has a program of physical verification of property, plant and equipment and right-of-use assets so to cover all the assets once every three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain property, plant and equipment and right-of-use assets were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.
(c)	Based on our examination of the property tax receipts and lease agreement for land on which building is constructed, registered sale deed / transfer deed / conveyance deed provided to us, we report that, the title in respect of self-constructed buildings and title deeds of all other immovable properties (other than properties where the company is the lessee and the lease agreements are duly executed in favour of the lessee), disclosed in the financial statements included under Property, Plant and Equipment are held in the name of the Company as at the balance sheet date.
(d)	The Company has not revalued any of its property, plant and equipment (including right-of-use assets) and intangible assets during the year.
(e)	No proceedings have been initiated during the year or are pending against the Company as at March 31, 2025 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.
ii.	(a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.

(b) The Company has not been sanctioned working capital limits in excess of 5 crore, in aggregate, at any points of time during the year, from banks or financial institutions on the basis of security of current assets and hence reporting under clause 3(ii)(b) of the Order is not applicable.

iii.	The Company has made investments in, Companies and granted unsecured loans to other parties, during the year, in respect of which:
(a)	The Company has provided loans or advances in the nature of loans during the year, details of which are given below:

(Amount in INR Crore)

Particulars	Loans	Advances in nature of loans
A. Aggregate amount granted /provided during the year:
- Subsidiary	10	–
B. Balance outstanding as at balance sheet date in respect of above cases:
- Subsidiary	10	–

The Company has not provided any guarantee or security to any other entity during the year.

(b)	In our opinion, the investments made and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company’s interest.
(c)	In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated and the repayments of principal amounts and receipts of interest are generally regular as per stipulation.
(d)	In respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the balance sheet date.
(e)	No loan granted by the Company which has fallen due during the year, has been renewed or extended or fresh loans granted to settle the overdue of existing loans given to the same parties.
(f)	The Company has not granted any loans or advances in the nature of loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause 3(iii)(f) is not applicable.

The Company has not made investments in Firms and Limited Liability Partnerships during the year. Further the Company has not provided any guarantee or security or granted any advances in the nature of loans, secured or unsecured, to Companies, Firms, Limited Liability Partnerships or any other parties.

iv.	The Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.
v.	The Company has not accepted any deposit or amounts which are deemed to be deposits. Hence, reporting under clause 3(v) of the Order is not applicable.
vi.	The maintenance of cost records has not been specified by the Central Government under sub-section (1) of section 148 of the Companies Act, 2013 for the business activities carried out by the Company. Hence, reporting under clause (vi) of the Order is not applicable to the Company.
vii.	In respect of statutory dues:
(a)	In our opinion, the Company has generally been regular in depositing undisputed statutory dues, including Goods and Services tax, Provident Fund, Employees’ State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues applicable to it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Employees’ State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2025 for a period of more than six months from the date they became payable.

(b)	Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2025 on account of disputes are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount crore
The Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	AY (1) 2016-17	-(4)
	Income Tax	Commissioner (Appeals)	AY (1) 2010-11, AY (1) 2011-12, AY (1) 2014-15, AY (1) 2020-21, AY (1) 2022-23 to AY (1) 2024-25	1,798(5)
	Income Tax	Assessing Officer	AY (1) 2020-21 and AY (1) 2021-22	2,677
Customs Act, 1962	Duty of Custom	Specified Officer of Special Economic Zone	FY (1) 2008-09 to FY (1) 2011-12	5
Central Excise Act, 1944	Duty of Excise	Supreme Court (3)	FY (1) 2005-06 to FY (1) 2015-16	68
		Customs Excise and Service Tax Appellate Tribunal	FY (1) 2015-16	- (4)
Goods and Service Tax Act, 2017 Sales Tax Act and VAT Laws	Goods and Services Tax.	Joint Commissioner (Appeals)	FY (1) 2017-18 to FY (1) 2019-20, FY (1) 2021-22	92
		High Court of Karnataka	FY (1) 2017-18 and FY (1) 2020-21	3
		Assessing Officer	FY (1) 2017-18 to FY (1) 2021-22	55
	Sales Tax	Joint Commissioner (Appeals) (3)	FY (1) 2006-07 to FY (1) 2010-11 and FY (1) 2014-15	2
	Sales Tax	High Court of Andhra Pradesh	FY (1) 2007-08	- (4)
Finance Act, 1994	Service Tax	Customs Excise and Service Tax Appellate Tribunal (2)	FY (1) 2004-05 to FY (1) 2010-11, FY (1) 2012-13 to FY (1) 2017-18	299
Central Sales Tax Act, 1956	Central Sales Tax	Joint Commissioner (Appeals)	FY (1) 2016-17	-(4)
The Karnataka [Gram Swaraj and Panchayat Raj] Act, 1993	Panchayat Property Tax	High Court of Karnataka at Bengaluru	FY (1) 2017-18 to FY (1) 2020-21	33
Greater Hyderabad Municipal Corporation Act, 1955	Trade Licence Fee	Ministry for Information Technology & Municipal Administration & Urban Development	FY (1) 2021-22 to FY (1) 2022-23	3
UK Finance Act 1998	Corporation Tax	His Majesty's Revenue and Customs (HMRC) Tax Officer, United Kingdom(3)	FY (1) 2014-15 to FY (1) 2016-17	220
Sales and use tax Act	Sales and use tax Act	Board of Finance & Revenue, Pennsylvania	CY (1) 2019 to CY (1) 2022	10
Employer Health Tax Act, Canada	Employer Health Tax	Employer Health Tax Act	FY (1) 2019-20	2

Footnotes:

(1)	AY=Assessment Year; CY=Calendar Year; FY= Financial Year.
(2)	Stay order has been granted against 60 crore disputed which has not been deposited.
(3)	Stay order has been granted.
(4)	Less than 1 crore.
(5)	Stay order has been granted for FY 2021-22 against 1,305 crore.

viii.	There were no transactions relating to previously unrecorded income that have been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (43 of 1961).
ix.	(a) The Company has not taken any loans or other borrowings from any lender. Hence reporting under clause 3(ix)(a) of the Order is not applicable.

(b) The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c) The Company has not taken any term loan during the year and there are no outstanding term loans at the beginning of the year and hence, reporting under clause 3(ix)(c) of the Order is not applicable.

(d) On an overall examination of the financial statements of the Company, funds raised on short-term basis have, prima facie, not been used during the year for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(f) The Company has not raised any loans during the year and hence reporting on clause 3(ix)(f) of the Order is not applicable.

x.	(a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence reporting under clause 3(x)(a) of the Order is not applicable.

(b) During the year, the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under clause 3(x)(b) of the Order is not applicable.

xi.	(a) No fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(b) No report under sub-section (12) of section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report), while determining the nature, timing and extent of our audit procedures.

xii.	The Company is not a Nidhi Company and hence reporting under clause (xii) of the Order is not applicable.
xiii.	In our opinion, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 with respect to applicable transactions with the related parties and the details of related party transactions have been disclosed in the Standalone Financial Statements as required by the applicable accounting standards.
xiv.	(a) In our opinion, the Company has an adequate internal audit system commensurate with the size and the nature of its business.

(b) We have considered, the internal audit reports for the year under audit, issued to the Company during the year and till date, in determining the nature, timing and extent of our audit procedures.

xv.	In our opinion, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected with its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.
xvi.	(a) In our opinion, the Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause 3(xvi)(a), (b) and (c) of the Order is not applicable.

(b) In our opinion, there is no core investment company within the Group (as defined in the Core Investment Companies (Reserve Bank) Directions, 2016) and accordingly reporting under clause 3(xvi)(d) of the Order is not applicable.

xvii.	The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.
xviii.	There has been no resignation of the statutory auditors of the Company during the year.
xix.	On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.
xx.	(a) There are no unspent amounts towards Corporate Social Responsibility (“CSR”) on other than ongoing projects requiring a transfer to a Fund specified in Schedule VII to the Companies Act, 2013 in compliance with second proviso to sub-section (5) of Section 135 of the said Act. Accordingly, reporting under clause 3(xx)(a) of the Order is not applicable for the year.

(b) In respect of ongoing projects, the Company has transferred unspent CSR amount as at the end of the previous financial year, to a Special account within a period of 30 days from the end of the said financial year in compliance with the provision of section 135(6) of the Companies Act, 2013.

In respect of ongoing projects, the Company has not transferred the unspent CSR amount as at the Balance Sheet date out of the amounts that was required to be spent during the year, to a Special Account in compliance with the provision of sub-section (6) of section 135 of the said Act till the date of our report since the time period for such transfer, i.e., 30 days from the end of the financial year has not elapsed till the date of our report.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018)

Place: Bengaluru Date: April 17, 2025	Vikas Bagaria Partner (Membership No.060408) UDIN: 25060408BMOCIU7329

INFOSYS LIMITED

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2025

Index
Balance Sheet
Statement of Profit and Loss
Statement of Changes in Equity
Statement of Cash Flows
Overview and Notes to the Standalone Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates and judgements
2. Notes to Standalone Financial Statements
2.1 Property, plant and equipment
2.2 Goodwill and intangible assets
2.3 Leases
2.4 Capital work-in-progress
2.5 Investments
2.6 Loans
2.7 Other financial assets
2.8 Trade Receivables
2.9 Cash and cash equivalents
2.10 Other assets
2.11 Financial instruments
2.12 Equity
2.13 Other financial liabilities
2.14 Trade payables
2.15 Other liabilities
2.16 Provisions
2.17 Income taxes
2.18 Revenue from operations
2.19 Other income, net
2.20 Expenses
2.21 Employee Benefits
2.22 Earnings per equity share
2.23 Contingent liabilities and commitments
2.24 Related party transactions
2.25 Corporate social responsibility (CSR)
2.26 Segment Reporting
2.27 Ratios
2.28 Function-wise classification of Statement of Profit and Loss

(In crore)

Balance Sheet as at	Note No.	March 31, 2025	March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	2.1	10,070	10,813
Right-of-use assets	2.3	3,078	3,303
Capital work-in-progress	2.4	778	277
Goodwill	2.2	211	211
Financial assets
Investments	2.5	27,371	23,352
Loans	2.6	26	34
Other financial assets	2.7	2,350	1,756
Deferred tax assets (net)	2.17	497	-
Income tax assets (net)	2.17	1,164	2,583
Other non-current assets	2.10	2,223	1,669
Total non - current assets		47,768	43,998
Current assets
Financial assets
Investments	2.5	11,147	11,307
Trade receivables	2.8	26,413	25,152
Cash and cash equivalents	2.9	14,265	8,191
Loans	2.6	207	208
Other financial assets	2.7	12,569	10,129
Income tax assets (net)	2.17	2,949	6,329
Other current assets	2.10	9,618	9,636
Total current assets		77,168	70,952
Total assets		124,936	114,950
EQUITY AND LIABILITIES
Equity
Equity share capital	2.12	2,076	2,075
Other equity		85,256	79,101
Total equity		87,332	81,176
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	2,694	3,088
Other financial liabilities	2.13	1,991	1,941
Deferred tax liabilities (net)	2.17	1,062	1,509
Other non-current liabilities	2.15	95	150
Total non - current liabilities		5,842	6,688
Current liabilities
Financial liabilities
Lease liabilities	2.3	765	678
Trade payables	2.14
Total outstanding dues of micro enterprises and small enterprises		8	92
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,720	2,401
Other financial liabilities	2.13	14,101	11,808
Other current liabilities	2.15	9,159	7,681
Provisions	2.16	993	1,464
Income tax liabilities (net)	2.17	4,016	2,962
Total current liabilities		31,762	27,086
Total equity and liabilities		124,936	114,950

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

(In crore except equity share and per equity share data)

Statement of Profit and Loss for the	Note No.	Year ended March 31,
		2025	2024
Revenue from operations	2.18	136,592	128,933
Other income, net	2.19	4,782	7,417
Total income		141,374	136,350
Expenses
Employee benefit expenses	2.20	67,466	65,139
Cost of technical sub-contractors		19,353	18,638
Travel expenses		1,467	1,372
Cost of software packages and others	2.20	9,617	6,891
Communication expenses		448	489
Consultancy and professional charges		1,245	1,059
Depreciation and amortization expenses	2.1, 2.2.2, 2.3	2,619	2,944
Finance cost		221	277
Other expenses	2.20	3,497	3,588
Total expenses		105,933	100,397
Profit before tax		35,441	35,953
Tax expense:
Current tax	2.17	10,836	7,306
Deferred tax	2.17	(963)	1,413
Profit for the year		25,568	27,234
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.17 & 2.21	(81)	128
Equity instruments through other comprehensive income, net	2.5 & 2.17	19	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11 & 2.17	(24)	11
Fair value changes on investments, net	2.5 & 2.17	191	129

Total other comprehensive income/ (loss), net of tax		105	287

Total comprehensive income for the year		25,673	27,521
Earnings per equity share
Equity shares of par value 5/- each
Basic (in per share)	2.22	61.58	65.62
Diluted (in per share)	2.22	61.46	65.56
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.22	4,151,936,905	4,150,099,796
Diluted (in shares)	2.22	4,159,905,476	4,153,994,624

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves (2)
Balance as at April 1, 2023	2,074	54	2,862	169	133	52,183	2	878	9,654	260	(5)	(519)	67,745
Changes in equity for the year ended March 31, 2024
Profit for the year	–	–	–	–	–	27,234	–	–	–	–	–	–	27,234
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	128	128
Equity instruments through other comprehensive income, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	19	–	–	19
Fair value changes on derivatives designated as cash flow hedge, net*(Refer to note 2.11)	–	–	–	–	–	–	–	–	–	–	11	–	11
Fair value changes on investments, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	129	129
Total comprehensive income for the year	–	–	–	–	–	27,234	–	–	–	19	11	257	27,521
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(2,957)	–	–	2,957	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	824	–	–	(824)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.12)	–	–	–	–	447	–	–	(447)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	160	(160)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.12)	1	–	–	–	–	–	–	–	–	–	–	–	1
Employee stock compensation expense (Refer to note 2.12)	–	–	–	–	–	–	–	639	–	–	–	–	639
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	3	–	–	–	–	3
Dividends	–	–	–	–	–	(14,733)	–	–	–	–	–	–	(14,733)
Balance as at March 31, 2024	2,075	54	2,862	169	580	62,551	162	913	11,787	279	6	(262)	81,176

Statement of Changes in Equity (contd.)

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves (2)
Balance as at April 1, 2024	2,075	54	2,862	169	580	62,551	162	913	11,787	279	6	(262)	81,176
Changes in equity for the year ended March 31, 2025
Profit for the year	–	–	–	–	–	25,568	–	–	–	–	–	–	25,568
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(81)	(81)
Equity instruments through other comprehensive income, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	19	–	–	19
Fair value changes on derivatives designated as cash flow hedge, net*(Refer to note 2.11 and 2.17)	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)
Fair value changes on investments, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	191	191
Total comprehensive income for the year	–	–	–	–	–	25,568	–	–	–	19	(24)	110	25,673
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	821	–	–	(821)	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	–	2,999	–	–	(2,999)	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(74)	–	–	74	–	–	–	–
Transferred on account of exercise of stock options	–	–	–	–	472	–	–	(472)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	197	(197)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.12)	1	–	–	–	2	–	–	–	–	–	–	–	3
Employee stock compensation expense (Refer to note 2.12)	–	–	–	–	–	–	–	786	–	–	–	–	786
Income tax benefit arising on exercise of stock options (Refer to note 2.17)	–	–	–	–	–	–	–	39	–	–	–	–	39
Dividends	–	–	–	–	–	(20,345)	–	–	–	–	–	–	(20,345)
Balance as at March 31, 2025	2,076	54	2,862	169	1,054	71,520	359	1,069	8,041	298	(18)	(152)	87,332

*	net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2025	2024
Cash flow from operating activities:
Profit for the year		25,568	27,234
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and Amortization	2.1, 2.2.2, 2.3	2,619	2,944
Income tax expense	2.17	9,873	8,719
Impairment loss recognized / (reversed) under expected credit loss model		(7)	130
Finance cost		221	277
Interest and dividend income	2.19	(3,699)	(4,670)
Stock compensation expense	2.12	712	575
Provision for post sale client support		(114)	77
Exchange differences on translation of assets and liabilities, net		170	63
Interest receivable on income tax refund		(327)	(1,934)
Other adjustments		165	235
Changes in assets and liabilities
Trade receivables and unbilled revenue		(2,994)	(2,933)
Loans, other financial assets and other assets		(1,942)	(1,645)
Trade payables		236	67
Other financial liabilities, other liabilities and provisions		3,529	(117)
Cash generated from operations		34,010	29,022
Income taxes paid		(4,601)	(8,235)
Net cash generated by operating activities		29,409	20,787
Cash flow from investing activities:
Expenditure on property, plant and equipment		(1,587)	(1,832)
Deposits placed with corporation		(1,026)	(688)
Redemption of deposits placed with corporation		593	522
Interest and dividend received		1,672	1,441
Dividend received from subsidiary		1,522	2,976
Loan given to subsidiaries		(10)	–
Loan repaid by subsidiaries		–	4
Investment in subsidiaries		(4,361)	(63)
Payment towards acquisition of entities		(184)	-
Receipt / (payment) towards business transfer for entities under common control		–	35
Receipt / (payment) from entities under liquidation		–	80
Other receipts		2	123
Payments to acquire investments
Liquid mutual fund units		(66,637)	(57,606)
Commercial papers		(6,058)	(9,405)
Certificates of deposit		(6,138)	(7,011)
Non-convertible debentures		(3,240)	(1,526)
Other investments		(25)	(2)
Proceeds on sale of investments
Tax free bonds and government bonds		105	150
Liquid mutual fund units		67,597	56,124
Non-convertible debentures		2,376	955
Certificates of deposit		5,984	6,962
Commercial papers		7,260	5,475
Government Securities		200	5
Other investments		12	20
Net cash used in investing activities		(1,943)	(3,261)
Cash flow from financing activities:
Payment of lease liabilities	2.3	(859)	(850)
Shares issued on exercise of employee stock options		3	1
Other payments		(186)	(243)
Payment of dividends		(20,337)	(14,733)
Net cash used in financing activities		(21,379)	(15,825)
Net increase / (decrease) in cash and cash equivalents		6,087	1,701
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(13)	(44)
Cash and cash equivalents at the beginning of the year	2.9	8,191	6,534
Cash and cash equivalents at the end of the year	2.9	14,265	8,191
Supplementary information:
Restricted cash balance	2.9	45	44

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018
Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED

Overview and Notes to the Standalone Financial Statements

1. Overview

1.1	Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The standalone financial statements are approved for issue by the Company's Board of Directors on April 17, 2025.

1.2 Basis of preparation of financial statements

These standalone financial statements are prepared in accordance with the provisions of the Companies Act, 2013 (''the Act''), guidelines issued by the Securities and Exchange Board of India (SEBI) and Indian Accounting Standard (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, defined benefit liability/(asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited condensed standalone interim financial statements have been discussed in the respective notes.

As the year to date figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to note 2.17)

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to note 2.1)

2. Notes to the Standalone Financial Statements

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2024	1,430	10,679	3,214	1,370	7,379	2,160	963	45	27,240
Additions	47	32	45	97	1,013	47	68	2	1,351
Deletions**	–	(90)	(21)	(44)	(475)	(81)	(250)	(1)	(962)
Gross carrying value as at March 31, 2025	1,477	10,621	3,238	1,423	7,917	2,126	781	46	27,629
Accumulated depreciation as at April 1, 2024	–	(4,575)	(2,732)	(1,139)	(5,497)	(1,709)	(733)	(42)	(16,427)
Depreciation	–	(402)	(176)	(99)	(1,034)	(166)	(125)	(2)	(2,004)
Accumulated depreciation on deletions**	–	13	20	43	469	79	247	1	872
Accumulated depreciation as at March 31, 2025	–	(4,964)	(2,888)	(1,195)	(6,062)	(1,796)	(611)	(43)	(17,559)
Carrying value as at April 1, 2024	1,430	6,104	482	231	1,882	451	230	3	10,813
Carrying value as at March 31, 2025	1,477	5,657	350	228	1,855	330	170	3	10,070

**	During the Year ended March 31, 2025, certain assets which were not in use having gross book value of 411 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the Year ended March 31, 2024 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2023	1,429	10,445	3,144	1,314	7,235	2,129	968	45	26,709
Additions	1	289	119	90	765	100	70	1	1,435
Additions through business transfer (Refer to note 2.5)	–	–	–	2	12	8	12	–	34
Deletions*	–	(55)	(49)	(36)	(633)	(77)	(87)	(1)	(938)
Gross carrying value as at March 31, 2024	1,430	10,679	3,214	1,370	7,379	2,160	963	45	27,240
Accumulated depreciation as at April 1, 2023	–	(4,223)	(2,558)	(1,060)	(4,977)	(1,549)	(646)	(40)	(15,053)
Depreciation	–	(407)	(223)	(114)	(1,144)	(230)	(171)	(3)	(2,292)
Accumulated depreciation on deletions*	–	55	49	35	624	70	84	1	918
Accumulated depreciation as at March 31, 2024	–	(4,575)	(2,732)	(1,139)	(5,497)	(1,709)	(733)	(42)	(16,427)
Carrying value as at April 1, 2023	1,429	6,222	586	254	2,258	580	322	5	11,656
Carrying value as at March 31, 2024	1,430	6,104	482	231	1,882	451	230	3	10,813

*	During the year ended March 31, 2024, certain assets which were not in use having gross book value of 646 crore (net book value: Nil), were retired.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the statement of Profit and Loss.

Repairs and maintenance costs are recognized in the statement of Profit and Loss when incurred.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2025 and March 31, 2024 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Land	32	–	32
	32	–	32
Buildings	333	150	183
	333	138	195
Plant and machinery	36	34	2
	36	34	2
Furniture and fixtures(1)	28	25	3
	29	25	4
Computer Equipment	2	2	–
	2	2	–
Leasehold Improvement	40	30	10
	40	24	16
Office equipment(1)	22	20	2
	23	20	3

(1)	During the year ended March 31, 2025, certain assets provided on operating lease which were not in use having gross book value of 2 crore (net book value: Nil) were retired.

(In crore)

Particulars	Year ended March 31,
	2025	2024
Aggregate depreciation charged on above assets	21	26

The rental income from subsidiary in current year is 75 crore and in last year it was 78 crore.

2.2 GOODWILL AND INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Carrying value at the beginning	211	211
Carrying value at the end	211	211

The allocation of goodwill to operating segments as at March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Segment	As at
	March 31, 2025	March 31, 2024
Financial services	64	64
Retail	34	34
Communication	28	28
Energy, Utilities, Resources and Services	27	27
Manufacturing	21	21
	174	174
Operating segments without significant goodwill	37	37
Total	211	211

2.2.2 Other Intangible Assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2025 are as follows

(In crore)

Particulars	Customer related	Software related	Trade name related	Others	Total
Gross carrying value as at April 1, 2024	113	54	26	26	219
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2025	113	54	26	26	219
Accumulated amortization as at April 1, 2024	(113)	(54)	(26)	(26)	(219)
Amortization expense	–	–	–	–	–
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2025	(113)	(54)	(26)	(26)	(219)
Carrying value as at March 31, 2025	–	–	–	–	–
Carrying value as at April 1, 2024	–	–	–	–	–

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2024:

(In crore)

Particulars	Customer related	Software related	Trade name related	Others	Total
Gross carrying value as at April 1, 2023	113	54	26	26	219
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2024	113	54	26	26	219
Accumulated amortization as at April 1, 2023	(113)	(51)	(26)	(26)	(216)
Amortization expense	–	(3)	–	–	(3)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2024	(113)	(54)	(26)	(26)	(219)
Carrying value as at March 31, 2024	–	–	–	–	–
Carrying value as at April 1, 2023	–	3	–	–	3
Estimated Useful Life (in years)	7	2	5	5
Estimated Remaining Useful Life (in years)	–	–	–	–

The amortization expense has been included under depreciation and amortization expense in the Standalone Statement of Profit and Loss.

Research and Development Expenditure

Research and Development expense recognized in net profit in the statement of profit and loss for the year ended March 31, 2025 and March 31, 2024 is 850 crore and 695 crore, respectively.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2024	534	2,266	503	3,303
Additions*	–	430	353	783
Deletions	–	(181)	(207)	(388)
Depreciation	(4)	(410)	(206)	(620)
Balance as at March 31, 2025	530	2,105	443	3,078

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2024:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2023	548	2,669	344	3,561
Additions*	–	336	420	756
Deletions	(10)	(169)	(92)	(271)
Impairment	–	(88)	–	(88)
Depreciation	(4)	(482)	(169)	(655)
Balance as at March 31, 2024	534	2,266	503	3,303

*	Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2025 and March 31, 2024:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current lease liabilities	765	678
Non-current lease liabilities	2,694	3,088
Total	3,459	3,766

The movement in lease liabilities during the year ended March 31, 2025 and March 31, 2024 is as follows :

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Balance at the beginning	3,766	4,266
Additions	718	590
Finance cost accrued during the period	162	166
Deletions	(394)	(413)
Payment of lease liabilities	(859)	(852)
Translation Difference	66	9
Balance at the end	3,459	3,766

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2025 and March 31, 2024 on an undiscounted basis:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Less than one year	812	803
One to five years	2,152	2,735
More than five years	990	819
Total	3,954	4,357

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 19 crore and 16 crore for the year ended March 31, 2025 and March 31, 2024.

Leases not yet commenced to which Company is committed is 66 crore for a lease term up to 5 years.

The following is the movement in the net investment in lease during the year ended March 31, 2025 and March 31, 2024:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Balance at the beginning	319	131
Addition	268	193
Interest income accrued during the period	11	6
Lease receipts	(133)	(8)
Translation Difference	4	(3)
Balance at the end	469	319

2.4 CAPITAL WORK -IN-PROGRESS

Changes in capital work-in-progress are as follows:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Balance at the beginning	277	275
Additions during the year	1,805	1,436
Capitalized during the year	(1,304)	(1,434)
Balance at the end	778	277

The capital work-in-progress ageing schedule for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Amount in CWIP for a period of
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	540	204	22	12	778
	243	22	1	11	277
Total Capital work-in-progress	540	204	22	12	778
	243	22	1	11	277

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below as of March 31, 2025 and March 31, 2024:

(In crore)

Particulars	To be completed in
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress
NO-SZ-SDB	256	–	–	–	256
	–	–	–	–	–
Total Capital work-in-progress	256	–	–	–	256
	–	–	–	–	–

2.5 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current investments
Equity instruments of subsidiaries	13,724	9,150
Redeemable Preference shares of subsidiary	2,831	2,831
Preference securities and equity securities	251	206
Target maturity fund units	465	431
Others	61	84
Tax free bonds	1,465	1,731
Government bonds	14	14
Non-convertible debentures	3,320	2,216
Government Securities	5,240	6,689
Total non-current investments	27,371	23,352
Current investments
Liquid mutual fund units	1,185	1,913
Commercial Papers	3,442	4,507
Certificates of deposit	3,257	2,945
Tax free bonds	154	-
Government Securities	1,560	204
Non-convertible debentures	1,549	1,738
Total current investments	11,147	11,307
Total carrying value	38,518	34,659

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of 10,000/- each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC#	3,017	2,637
Infosys Singapore Pte Ltd	4,327	10
2,73,19,411 (1,09,90,000) shares
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
WongDoody, Inc.	–	380
Nil (100) shares
Infosys Luxembourg S.a r.l.	26	26
30,000 (30,000) shares
Infosys Austria GmbH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	15
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	79	48
2,770,326 (1,508,060) share Turkish Liras 100 (10,000) per share, fully paid up
Infosys Consulting S.R.L. (Argentina)	2	2
2,94,500 (2,94,500) shares AR$ 100 per share, fully paid up
Infosys Business Solutions LLC	8	8
10,000 (10,000) shares USD 100 per share, fully paid up
Idunn Information Technology Private Limited	82	82
3,27,788 (3,27,788) shared 10 per share fully paid up
InSemi Technology Services Private Limited(2)	198	–
10,33,440 (Nil) shares 10 per share fully paid up
in-tech Group India Private Limited	15	–
10,000 (Nil) shares 10 per share fully paid up
Infosys Services (Thailand) Limited	13	–
49,99,998 (Nil) shares THB 10 per share fully paid up
Investments in Redeemable Preference shares of subsidiary
Infosys Singapore Pte Ltd	2,831	2,831
51,02,00,000 (51,02,00,000) shares
	16,555	11,981
Investments carried at fair value through profit or loss
Target maturity fund units	465	431
Equity and Preference securities	25	–
Others (1)	61	84
	551	515
Investments carried at fair value through other comprehensive income
Preference securities	167	91
Equity securities	2	2
	169	93
Quoted
Investments carried at amortized cost
Tax free bonds	1,465	1,731
Government bonds	14	14
	1,479	1,745
Investments carried at fair value through other comprehensive income
Non-convertible debentures	3,320	2,216
Equity Securities	57	113
Government Securities	5,240	6,689
	8,617	9,018
Total non-current investments	27,371	23,352
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,185	1,913
	1,185	1,913
Investments carried at fair value through other comprehensive income
Commercial Papers	3,442	4,507
Certificates of deposit	3,257	2,945
	6,699	7,452
Quoted
Investments carried at amortized cost
Tax free bonds	154	–
	154	–
Investments carried at fair value through other comprehensive income
Government Securities	1,560	204
Non-convertible debentures	1,549	1,738
	3,109	1,942
Total current investments	11,147	11,307
Total investments	38,518	34,659
Aggregate amount of quoted investments	13,359	12,705
Market value of quoted investments (including interest accrued), current	3,266	1,942
Market value of quoted investments (including interest accrued), non-current	10,269	10,978
Aggregate amount of unquoted investments	25,159	21,954
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	16,555	11,981
Investments carried at amortized cost	1,633	1,745
Investments carried at fair value through other comprehensive income	18,594	18,505
Investments carried at fair value through profit or loss	1,736	2,428

(1)	Uncalled capital commitments outstanding as of March 31, 2025 and March 31, 2024 was 27 crore and 5 crore, respectively.

(2)	On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of 198 crore as on acquisition date, which includes a cash consideration of 168 crore and contingent consideration with an estimated fair value of 30 crore as on the date of acquisition.
At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of March 31, 2025 was 33 crore.

Refer to note 2.11 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(In crore)

	Year ended			Year ended
	March 31, 2025			March 31, 2024
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	52	(6)	46	55	5	60
Government Securities	155	(14)	141	89	(20)	69
Commercial Paper	3	(1)	2	-	-	-
Certificate of deposits	3	(1)	2	-	-	-
Equity and preference securities	20	(1)	19	10	9	19

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2025	March 31, 2024
Liquid mutual fund units - carried at fair value through profit or loss	Quoted price	1,185	1,913
Target maturity fund units - carried at fair value through profit or loss	Quoted price	465	431
Tax free bonds and government bonds - carried at amortized cost	Quoted price and market observable inputs	1,796	1,959
Non-convertible debentures - carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,869	3,954
Government securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	6,800	6,893
Commercial Papers - carried at fair value through other comprehensive income	Market observable inputs	3,442	4,507
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	3,257	2,945
Quoted Equity Securities - carried at fair value through other comprehensive income	Quoted price	57	113
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	25	–
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	169	93
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	61	84
Total		22,126	22,892

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Business transfer - IDUNN Information Technology Private Limited

During the year ended March 31, 2024 the Company completed business transfer agreement with IDUNN Information Technology Private Limited by transferring the assets, liabilities and employees to the Company. The details of the assets and liabilities transferred and the consideration received is as below:

(In crore)

Particulars	Total
Property plant and equipment	34
Net liabilities	(72)
Net consideration	(38)

2.5.2 Details of Investments

The details of investments in preference, equity and other instruments at March 31, 2025 and March 31, 2024 are as follows:

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2025	March 31, 2024
Preference Securities
Investments carried at fair value through other comprehensive income
Airviz Inc.	–	–
2,89,695 (2,89,695) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	129	60
1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	38	31
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Investments carried at fair value through profit or loss
Galaxeye Space Solutions Private Limited	17	-
1,210 (Nil) Series A compulsorily convertible cumulative Preference shares of 10/- each, fully paid up
4Basecare Precision Health Private Limited	8	–
18,850 (Nil) Series A compulsorily convertible cumulative Preference shares of 1/- each, fully paid up
Equity Instrument
Investments carried at fair value through other comprehensive income
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each
Ideaforge Technology Limited	57	113
16,47,314 (16,47,314) equity shares at 10/-, fully paid up
Investments carried at fair value through profit or loss
Galaxeye Space Solutions Private Limited	–	–
10 (Nil) equity shares at 1,36,080/- each, fully paid up, par value 10/- each
Others-Investments carried at fair value through profit or loss
Stellaris Venture Partners India	53	84
Yali Deeptech Fund I	8	-
Total	312	290

2.6 LOANS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non- Current
Loan to subsidiary (1)	10	–
Loans considered good - Unsecured
Other Loans
Loans to employees	16	34
	26	34
Loans credit impaired - Unsecured
Other Loans
Loans to employees	–	–
Less: Allowance for credit impairment	–	–
	–	–
Total non - current loans	26	34
Current
Loans considered good - Unsecured
Other Loans
Loans to employees	207	208
Total current loans	207	208
Total Loans	233	242
(1) Includes dues from subsidiaries	10	–

2.7 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Security deposits (1)	205	205
Unbilled revenues (1)(5)#	1,904	1,366
Net investment in lease(1) (Refer to note 2.3)	241	185
Total non-current other financial assets	2,350	1,756
Current
Security deposits (1)	21	25
Restricted deposits (1)*	2,716	2,282
Unbilled revenues (1)(5)#	5,681	4,993
Interest accrued but not due (1)	739	476
Foreign currency forward and options contracts (2)(3)	171	81
Net investment in lease(1) (Refer to note 2.3)	228	134
Others(1)(4)	3,013	2,138
Total current other financial assets	12,569	10,129
Total other financial assets	14,919	11,885
(1) Financial assets carried at amortized cost	14,748	11,804
(2) Financial assets carried at fair value through other comprehensive income	28	23
(3) Financial assets carried at fair value through Profit or Loss	143	58
(4) Includes dues from subsidiaries	2,863	2,052
(5) Includes dues from subsidiaries	165	153

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current
Trade Receivable considered good - Unsecured (1)	26,807	25,575
Less: Allowance for expected credit loss	394	423
Trade Receivable considered good - Unsecured	26,413	25,152
Trade Receivable - credit impaired - Unsecured	169	157
Less: Allowance for credit impairment	169	157
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables (2)	26,413	25,152
(1) Includes dues from subsidiaries	250	259
(2) Includes dues from companies where directors are interested	–	–

Trade receivables ageing schedule for the year ended as on March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Not Due	Outstanding for following periods from due date of payment					Total
		Less than 6 months	6 months to 1 year	1–2 years	2-3 years	More than 3 years
Undisputed Trade receivables – considered good	20,082	6,458	80	150	31	6	26,807
	18,724	6,175	219	394	62	1	25,575
Undisputed Trade receivables – credit impaired	–	5	4	2	5	87	103
	3	12	7	5	3	81	111
Disputed Trade receivables – considered good	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Disputed Trade receivables – credit impaired	–	–	–	42	23	1	66
	–	1	21	22	1	1	46
	20,082	6,463	84	194	59	94	26,976
	18,727	6,188	247	421	66	83	25,732
Less: Allowance for credit loss							563
							580
Total Trade Receivables							26,413
							25,152

2.9 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Balances with banks
In current and deposit accounts	14,265	8,191
Cash on hand	–	–
Total Cash and cash equivalents	14,265	8,191
Balances with banks in unpaid dividend accounts	45	37
Deposit with more than 12 months maturity	–	–

Cash and cash equivalents as at March 31, 2025 and March 31, 2024 include restricted cash and bank balances of 45 crore and 44 crore, respectively.

The deposits maintained by the Company with banks comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.10 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Capital advances	206	151
Advances other than capital advances
Others
Prepaid expenses	154	68
Defined benefit plan assets (Refer note no 2.21)	257	9
Deferred contract cost
Cost of obtaining a contract	299	88
Cost of fulfillment	676	640
Unbilled revenues(2)	119	58
Withholding taxes and others(3)	512	655
Total non-current other assets	2,223	1,669
Current
Advances other than capital advances
Payment to vendors for supply of goods	373	325
Others
Prepaid expenses (1)	2,003	1,886
Unbilled revenues(2)	4,284	4,397
Deferred contract cost
Cost of obtaining a contract	212	154
Cost of fulfillment	428	266
Withholding taxes and others(3)	2,309	2,593
Other receivables (1)	9	15
Total current other assets	9,618	9,636
Total other assets	11,841	11,305
(1) Includes dues from subsidiaries	151	155

(2) Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

(3) Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.11 FINANCIAL INSTRUMENTS

Accounting Policy

2.11.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in statement of profit and loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2025 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.9)	14,265	–	–	–	–	14,265	14,265
Investments (Refer to note 2.5)
Preference securities, Equity securities and others	–	25	61	226	–	312	312
Tax free bonds and government bonds	1,633	–	–	–	–	1,633	1,796(1)
Liquid mutual fund units	–	–	1,185	–	–	1,185	1,185
Target maturity fund units	–	–	465	–	–	465	465
Commercial Papers	–	–	–	–	3,442	3,442	3,442
Certificates of deposit	–	–	–	–	3,257	3,257	3,257
Non convertible debentures	–	–	–	–	4,869	4,869	4,869
Government Securities	–	–	–	–	6,800	6,800	6,800
Trade receivables (Refer to note 2.8)	26,413	–	–	–	–	26,413	26,413
Loans (Refer to note 2.6)	233	–	–	–	–	233	233
Other financial assets (Refer to note 2.7) (3)	14,748	–	143	–	28	14,919	14,839(2)
Total	57,292	25	1,854	226	18,396	77,793	77,876
Liabilities:
Trade payables (Refer to note 2.14)	2,728	–	–	–	–	2,728	2,728
Lease liabilities (Refer to note 2.3)	3,459	–	–	–	–	3,459	3,459
Other financial liabilities (Refer to note 2.13)	13,593	–	54	–	33	13,680	13,680
Total	19,780	–	54	–	33	19,867	19,867

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 80 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2024 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.9)	8,191	–	–	–	–	8,191	8,191
Investments (Refer to note 2.5)
Preference securities, Equity securities and others	–	–	84	206	–	290	290
Tax free bonds and government bonds	1,745	–	–	–	–	1,745	1,959(1)
Target maturity fund units	–	–	431	–	–	431	431
Liquid mutual fund units	–	–	1,913	–	–	1,913	1,913
Commercial Papers	–	–	–	–	4,507	4,507	4,507
Certificates of deposit	–	–	–	–	2,945	2,945	2,945
Non convertible debentures	–	–	–	–	3,954	3,954	3,954
Government Securities	–	–	–	–	6,893	6,893	6,893
Trade receivables (Refer to note 2.8)	25,152	–	–	–	–	25,152	25,152
Loans (Refer to note 2.6)	242	–	–	–	–	242	242
Other financial assets (Refer to note 2.7)(3)	11,804	–	58	–	23	11,885	11,801(2)
Total	47,134	–	2,486	206	18,322	68,148	68,278
Liabilities:
Trade payables (Refer to note 2.14)	2,493	–	–	–	–	2,493	2,493
Lease Liabilities (Refer to note 2.3)	3,766	–	–	–	–	3,766	3,766
Other financial liabilities (Refer to note 2.13)	11,569	–	20	–	1	11,590	11,590
Total	17,828	–	20	–	1	17,849	17,849

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 is as follows:

(In crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.5)
Investments in tax free bonds	1,781	1,227	554	–
Investments in government bonds	15	15	–	–
Investments in liquid mutual fund units	1,185	1,185	–	–
Investments in target maturity fund units	465	465	–	–
Investments in certificates of deposit	3,257	–	3,257	–
Investments in commercial papers	3,442	–	3,442	–
Investments in non convertible debentures	4,869	4,869	–	–
Investments in government securities	6,800	6,763	37	–
Investments in equity securities	59	57	–	2
Investments in preference securities	192	–	–	192
Other investments	61	–	–	61
Others
Derivative financial instruments - gain (Refer to note 2.7)	171	–	171	–
Liabilities
Derivative financial instruments - loss (Refer to note 2.13)	56	–	56	–
Liability towards contingent consideration (Refer to note 2.12)(1)	31	–	–	31

(1) Discount rate - 6%

During the year ended March 31, 2025, State government securities and non-convertible debentures of 36 crore and 261 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further Tax free bond of 554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 was as follows:

(In crore)

Particulars	As at March 31, 2024	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.5)
Investments in tax free bonds	1,944	1,944	–	–
Investments in government bonds	15	15	–	–
Investments in liquid mutual fund units	1,913	1,913	–	–
Investments in target maturity fund units	431	431	–	–
Investments in certificates of deposit	2,945	–	2,945	–
Investments in commercial papers	4,507	–	4,507	–
Investments in non convertible debentures	3,954	3,697	257	–
Investments in government securities	6,893	6,820	73	–
Investments in equity securities	115	113	–	2
Investments in preference securities	91	–	–	91
Other investments	84	–	–	84
Others
Derivative financial instruments - gain (Refer to note 2.7)	81	–	81	–
Liabilities
Derivative financial instruments - loss (Refer note 2.13)	21	–	21	–

During the year ended March 31, 2024, tax free bonds and non-convertible debentures of 1,986 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further State government securities of 73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2025:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	24,242	9,143	1,943	1,322	2,842	39,492
Net financial liabilities	(11,234)	(2,132)	(977)	(690)	(997)	(16,030)
Total	13,008	7,011	966	632	1,845	23,462

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2024:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	23,447	6,929	1,940	1,463	2,575	36,354
Net financial liabilities	(9,918)	(1,911)	(663)	(798)	(1,112)	(14,402)
Total	13,529	5,018	1,277	665	1,463	21,952

Sensitivity analysis between Indian Rupee and U.S. dollars

Particulars	Year ended March 31,
	2025	2024
Impact on the Company's incremental Operating Margins	0.46%	0.46%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company primarily holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at		As at
	March 31, 2025		March 31, 2024
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Swiss Franc	53	513	–	–
In Euro	–	–	30	270
Option Contracts
In Euro	341	3,140	236	2,121
In Australian dollars	93	500	106	573
In United Kingdom Pound Sterling	17	188	35	368
Other derivatives
Forward contracts
In U.S. dollars	1,098	9,386	1,223	10,203
In Euro	652	6,009	554	4,975
In Singapore dollars	133	849	171	1,046
In United Kingdom Pound Sterling	26	284	78	818
In Swiss Franc	51	495	16	150
In Danish Krone	152	188	100	121
In New Zealand dollars	37	181	30	149
In Canadian dollars	–	–	15	92
In Australian dollars	24	126	14	75
In Norwegian Krone	167	136	130	100
In Philippine Peso	–	–	43	49
In Hongkong dollar	40	44	–	–
In Hungarian Forint	2,000	44	2,500	57
In South African rand	–	–	85	37
Option contracts
In U.S. dollars	796	6,800	543	4,527
In Euro	179	1,648	100	897
In Australian dollars	11	57	20	111
Total forwards and option contracts		30,588		26,739

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Not later than one month	14,515	9,581
Later than one month and not later than three months	15,175	15,181
Later than three months and not later than one year	898	1,977
Total	30,588	26,739

During the year ended March 31, 2025 and March 31, 2024 the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2025 are expected to occur and reclassified to statement of profit and loss within 3 months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Gain / (Loss)
Balance at the beginning of the year	6	(5)
Gain / (Loss) recognized in other comprehensive income during the year	(5)	8
Amount reclassified to profit and loss during the year	(27)	7
Tax impact on above	8	(4)
Balance at the end of the year	(18)	6

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at
	March 31, 2025		March 31, 2024
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	226	(111)	93	(33)
Amount set off	(55)	55	(12)	12
Net amount presented in Balance Sheet	171	(56)	81	(21)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 26,437 crore and 25,152 crore as at March 31, 2025 and March 31, 2024, respectively and unbilled revenue amounting to 11,988 crore and 10,814 crore as at March 31, 2025 and March 31, 2024, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers majorly located in the United States of America and Europe. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

(In %)

Particulars	Year ended March 31,
	2025	2024
Revenue from top five customers	12.0	11.6
Revenue from top ten customers	19.9	18.9

Credit risk exposure

The Company's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances recognized for the year ended March 31, 2025 and March 31, 2024 is 63 crore and 108 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Balance at the beginning	721	699
Impairment loss recognized/ (reversed), net	63	108
Amounts written off	(69)	(93)
Translation differences	(13)	7
Balance at the end	702	721

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit risk on cash and cash equivalents is limited as the Company generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Company has considered the latest available credit ratings as at the date of approval of these financial statements.

The investments of the Company primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi government organizations. The Company invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2025, the Company had a working capital of 45,406 crore including cash and cash equivalents of 14,265 crore and current investments of 11,147 crore. As at March 31,2024, the Company had a working capital of 43,866 crore including cash and cash equivalents of 8,191 crore and current investments of 11,306 crore.

As at March 31, 2025 and March 31, 2024, the outstanding compensated absences were 2,412 crore and 2,159 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Refer to Note 2.3 for remaining contractual maturities of lease liabilities.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2025:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,728	–	–	–	2,728
Other financial liabilities on an undiscounted basis (Refer to note 2.13)	11,712	1,732	138	11	13,593
Liability towards contingent consideration on an undiscounted basis (Refer to note 2.13)	11	20	–	–	31

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2024:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,493	–	–	–	2,493
Other financial liabilities on an undiscounted basis (Refer to note 2.13)	9,697	1,240	567	67	11,571

2.12 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2025	March 31, 2024
Authorized
Equity shares, 5/- par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,076	2,075
415,32,63,455 (415,08,67,464) equity shares fully paid-up
	2,076	2,075

(1) Refer to note 2.22 for details of basic and diluted shares

Forfeited shares amounted to 1500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2025:

Buyback

In the period of five years immediately preceding March 31, 2025, the Company had purchased and extinguished a total of 11,62,33,685 fully paid-up equity shares of face value 5/- each from the stock exchange. The Company has only one class of equity shares.

Capital allocation policy

Effective from financial year 2025, the Company expects to continue the policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2025, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

The details of the shares held by promoters as at March 31, 2025 are as follows:

Promoter name	No. of shares	% of total shares	% Change during the year
Sudha Gopalakrishnan	95,357,000	2.30%	–
Rohan Murty	60,812,892	1.46%	–
S. Gopalakrishnan	31,853,808	0.77%	–
Nandan M. Nilekani	40,783,162	0.98%	–
Akshata Murty	38,957,096	0.94%	–
Asha Dinesh	38,579,304	0.93%	–
Sudha N. Murty	34,550,626	0.83%	–
Rohini Nilekani	34,335,092	0.83%	–
Dinesh Krishnaswamy	32,479,590	0.78%	–
Shreyas Shibulal	19,929,860	0.48%	(6.54%)
N. R. Narayana Murthy	15,145,638	0.36%	–
Nihar Nilekani	12,677,752	0.31%	–
Janhavi Nilekani	8,589,721	0.21%	–
Kumari Shibulal	4,945,935	0.12%	–
Deeksha Dinesh	7,646,684	0.18%	–
Divya Dinesh	7,646,684	0.18%	–
Meghana Gopalakrishnan	14,834,928	0.36%	–
Shruti Shibulal	8,705,651	0.21%	218.01%
S. D. Shibulal	5,208,673	0.13%	–
Promoters Group
Ekagrah Rohan Murty	1,500,000	0.04%	–
Gaurav Manchanda	5,773,233	0.14%	(53.90%)
Milan Shibulal Manchanda	6,106,302	0.15%	(6.25%)
Nikita Shibulal Manchanda	6,106,302	0.15%	(6.25%)
Bhairavi Madhusudhan Shibulal	5,427,875	0.13%	(9.86%)
Shray Chandra	719,424	0.02%	–
Tanush Nilekani Chandra	3,356,017	0.08%	–

2.12.3 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies act 2013 is as follows:-

(in )

Particulars	Year ended March 31,
	2025	2024
Final dividend for fiscal 2023	–	17.50
Interim dividend for fiscal 2024	–	18.00
Final dividend for fiscal 2024	20.00	–
Special dividend for fiscal 2024	8.00	–
Interim dividend for fiscal 2025	21.00	–

During the year ended March 31, 2025, on account of the final and special dividend for fiscal 2024 and interim dividend for fiscal 2025, the Company has incurred a net cash outflow of 20,345 crore.

The Board of Directors in their meeting held on April 17, 2025 recommended a final dividend of 22/- per equity share for the financial year ended March 31, 2025. The payment is subject to approval of shareholders in the AGM of the Company to be held on June 25, 2025 and if approved, would result in a net cash outflow of approximately 9,137 crore (excluding dividend paid on treasury shares).

The details of shareholders holding more than 5% shares as at March 31, 2025 and March 31, 2024 are set out below:

Name of the shareholder	As at March 31, 2025		As at March 31, 2024
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	43,98,60,715	10.59	44,24,17,564	10.66
Life Insurance Corporation of India	38,81,12,531	9.34	38,59,52,941	9.30

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2025 and March 31, 2024 is set out below:

(in crore, except as stated otherwise)

Particulars	As at March 31, 2025		As at March 31, 2024
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,15,08,67,464	2,075	4,14,85,60,044	2,074
Add: Shares issued on exercise of employee stock options	2,395,991	1	23,07,420	1
As at the end of the period	4,15,32,63,455	2,076	4,15,08,67,464	2,075

2.12.4 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 96,55,927 shares and 1,09,16,829 shares as at March 31, 2025 and March 31, 2024, respectively under the 2015 plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2025 and March 31, 2024.

The following is the summary of grants during the year ended March 31, 2025 and March 31, 2024:

	2019 Plan		2015 Plan
Particulars	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Equity settled RSUs
Key Management Personnel (KMP)	119,699	141,171	380,842	498,730
Employees other than KMP	3,624,646	4,046,731	1,874,690	4,640,640
	3,744,345	4,187,902	2,255,532	5,139,370
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	94,050	176,990
	–	–	94,050	176,990
Total Grants	3,744,345	4,187,902	2,349,582	5,316,360

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2025. In accordance with such approval the following grants were made effective May 2, 2024.

- 245,679 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

- 14,140 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

35,349 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore . These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 16,204 RSUs was made effective February 1, 2025 for fiscal 2025.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2025, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments. The grant date for this purpose in accordance with Ind AS 102, Share based payments is July 1, 2022.

Under the 2019 plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2025 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 70,699 performance based RSU’s were granted effective May 2, 2024.

Other KMP

Under the 2015 plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved 69,470 time based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years.

Under the 2019 plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 49,000 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Year ended March 31,
	2025	2024
Granted to:
KMP	70	68
Employees other than KMP	642	507
Total (1)	712	575
(1) Cash settled stock compensation expense included in the above	8	5

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2025 and March 31, 2024 is set out as follows:

Particulars	Year ended March 31, 2025		Year ended March 31, 2024
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSUs
Outstanding at the beginning	80,76,058	5.00	54,08,018	5.00
Granted	22,55,532	5.00	51,39,370	5.00
Exercised	20,80,865	5.00	18,15,025	5.00
Forfeited and expired	991,261	5.00	6,56,305	5.00
Outstanding at the end	72,59,464	5.00	80,76,058	5.00
Exercisable at the end	6,29,138	4.97	8,31,050	4.98

2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	82,050	551	134,030	529
Granted	–	–	–	–
Exercised	61,672	573	51,980	499
Forfeited and expired	2,824	499	–	–
Outstanding at the end	17,554	499	82,050	551
Exercisable at the end	17,554	,499	82,050	551

2019 Plan: RSUs
Outstanding at the beginning	80,23,855	5.00	72,22,038	5.00
Granted	37,44,345	5.00	41,87,902	5.00
Exercised	15,14,356	5.00	16,95,705	5.00
Forfeited and expired	21,81,209	5.00	16,90,380	5.00
Outstanding at the end	80,72,635	5.00	80,23,855	5.00
Exercisable at the end	7,70,321	5.00	8,14,798	5.00

The weighted average share price of option exercised is set out as follows:

(in )

	2019 Plan		2015 Plan
Particulars	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Weighted average share price of options exercised	1,587	1,352	1,601	1,414

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2025 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	8,072,635	1.23	5.00	7,259,464	1.51	5.00
450 - 640 (ESOP)	–	–	–	17,554	0.58	499

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2024 was as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	8,023,855	1.42	5.00	8,076,058	1.77	5.00
450 - 640 (ESOP)	–	–	–	82,050	1.10	551

As at March 31, 2025 and March 31, 2024, 2,88,384 and 2,91,795 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 8 crore and 13 crore as at March 31, 2025 and March 31, 2024 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS-RSU
Weighted average share price () / ($ ADS)	1,808	21.44	1,588	19.19
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-26	23-28	23-31	25-33
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,555	18.20	1,317	16.27

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.13 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Others
Compensated absences	90	81
Accrued compensation to employees (1)	5	7
Accrued expenses (1)	1,876	1,779
Payable for acquisition of business - Contingent consideration (2)	20	–
Other payables (1)	–	74
Total non-current other financial liabilities	1,991	1,941
Current
Unpaid dividends (1)	45	37
Others
Accrued compensation to employees (1)	3,781	3,336
Accrued expenses (1)(4)	6,210	5,134
Capital creditors (1)	470	269
Compensated absences	2,322	2,078
Payable for acquisition of business - Contingent consideration (2)	11	–
Other payables (1)(5)	1,206	933
Foreign currency forward and options contracts (2)(3)	56	21
Total current other financial liabilities	14,101	11,808
Total other financial liabilities	16,092	13,749
(1) Financial liability carried at amortized cost	13,593	11,569
(2) Financial liability carried at fair value through profit or loss	54	20
(3) Financial liability carried at fair value through other comprehensive income	33	1
(4) Includes dues to subsidiaries	56	29
(5) Includes dues to subsidiaries	669	405
Financial liability towards contingent consideration on an undiscounted basis	33	–

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.14 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Outstanding dues of micro enterprises and small enterprises	8	92
Outstanding dues of creditors other than micro enterprises and small enterprises(1)	2,720	2,401
Total trade payables	2,728	2,493
(1)Includes dues to subsidiaries	900	778

The information as required to be disclosed pursuant under the Micro, Small and Medium Enterprises Development Act, 2006 (MSMED Act, 2006) has been determined to the extent such parties have been identified on the basis of information available with the Company

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Amount remaining unpaid :
Principal	8	92
Interest	–	–
Interest paid by the Company under MSMED Act, 2006 along with the amounts of the payment made to the supplier beyond the appointed day	9	6
Interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act, 2006);	–	–
Interest accrued and remaining unpaid at the end of the year	–	–
Interest remaining due and payable (pertaining to prior years), until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under section 23 of MSMED Act 2006.	–	-

Trade payables ageing schedule for the year ended as on March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Not Due	Outstanding for following periods from due date of payment				Total
		Less than 1 year	1-2 years	2-3 years	More than 3 years
Outstanding dues to MSME	8	–	–	–	–	8
	92	–	–	–	–	92
Others	1,557	1,163	–	–	–	2,720
	2,039	362	–	–	–	2,401
Total trade payables	1,565	1,163	–	–	–	2,728
	2,131	362	–	–	–	2,493

Relationship with struck off companies

(In crore)

Name of Struck off Company	Nature of transactions	Transactions during the year March 31, 2025	Balance outstanding as at March 31, 2025	Relationship with the Struck off company

There are no transactions with struck off companies for the year ending March 31, 2024

2.15 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Others
Accrued defined benefit liability	74	123
Others	21	27
Total non - current other liabilities	95	150
Current
Unearned revenue	6,713	5,698
Others
Withholding taxes and others	2,433	1,974
Accrued defined benefit liability	3	2
Others	10	7
Total current other liabilities	9,159	7,681
Total other liabilities	9,254	7,831

2.16 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Company recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Company settles the obligation.

a. Post-sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current
Others
Post-sales client support and other provisions	993	1,464
Total provisions	993	1,464

The movement in the provision for post-sales client support is as follows :

(In crore)

Particulars	Year ended March 31, 2025
Balance at the beginning	1,464
Provision recognized/(reversed)	119
Provision utilized	(618)
Translation difference	28
Balance at the end	993

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.17 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the statement of Profit and Loss comprises:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Current taxes	10,836	7,306
Deferred taxes	(963)	1,413
Income tax expense	9,873	8,719

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Profit before income taxes	35,441	35,953
Enacted tax rates in India	25.17%	34.94%
Computed expected tax expense	8,920	12,564
Tax effect due to non-taxable income for Indian tax purposes	–	(3,009)
Overseas taxes	1,064	1,081
Tax provision (reversals)	97	(913)
Effect of exempt non-operating income	(413)	(1,086)
Effect of non-deductible expenses	168	135
Effect of differential tax rates	–	(189)
Others	37	136
Income tax expense	9,873	8,719

The applicable Indian corporate statutory tax rate for the year ended March 31, 2025 is 25.17% and for the year ended March 31, 2024 is 34.94%.

Income tax expense for the year ended March 31, 2025 and March 31, 2024 includes provisions (net of reversals) of 97 crore and reversals (net of provisions) of 913 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of 327 crore was recognised and provision for income tax aggregating 183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

During the year ended March 31, 2024, the Company received orders under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of 1,933 crore was recognised and provision for income tax aggregating 525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,628 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas, principally in the United States.

In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005 in the prior years. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Special Economic Zone Re-investment reserve under Note 2.12 Equity).

Deferred income tax for the year ended March 31, 2025 and March 31, 2024 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2025, Infosys' U.S. branch net assets amounted to approximately  7,755 crore. As at March 31, 2025, the Company has a deferred tax liability for branch profit tax of 271 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 16,593 crore and 10,776 crore as at March 31, 2025 and March 31, 2024, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Company majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax free manner.

Deferred income tax assets have not been recognized on accumulated losses of 1,466 crore and 1,358 crore as at March 31, 2025 and March 31, 2024, respectively as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2025 will expire between financial years 2028 to 2030.

The details of income tax assets and income tax liabilities as at March 31, 2025 and March 31, 2024:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Income tax assets	4,113	8,912
Current income tax liabilities	4,016	2,962
Net current income tax assets/(liabilities) at the end	97	5,950

The gross movement in the current income tax assets/ (liabilities) for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Net current income tax assets/(liabilities) at the beginning	5,950	3,082
Income tax paid*	4,601	8,235
Interest receivable on income tax refund	327	1,934
Current income tax expense	(10,836)	(7,306)
Income tax benefit arising on exercise of stock options	39	3
Income tax on other comprehensive income	13	2
Transfer on account of liquidation of subsidiary	3	–
Net current income tax assets/ (liabilities) at the end	97	5,950

* net of refund

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2025 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2024	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2025
Deferred income tax assets/(liabilities)
Property, plant and equipment	280	15	–	1	296
Lease liabilities	173	(53)	–	–	120
Trade receivables	181	(5)	–	–	176
Compensated absences	542	65	–	–	607
Post sales client support	19	14	–	–	33
Derivative financial instruments	(11)	(21)	8		(24)
Credits related to branch profits	811	(37)	–	17	791
Intangibles through business transfer	1	(1)	–	–	–
Branch profit tax	(1,080)	41	–	(23)	(1,062)
SEZ reinvestment reserve	(1,939)	554	–	–	(1,385)
Interest receivable on income tax refund	(487)	416	–	–	(71)
Others	1	(25)	(21)	(1)	(46)
Total deferred income tax assets/(liabilities)	(1,509)	963	(13)	(6)	(565)

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2024 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2023	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2024
Deferred income tax assets/(liabilities)
Property, plant and equipment	211	69	–	–	280
Lease liabilities	199	(26)	–	–	173
Trade receivables	211	(30)	–	–	181
Compensated absences	501	41	–	–	542
Post sales client support	188	(169)	–	–	19
Derivative financial instruments	–	(7)	(4)	–	(11)
Credits related to branch profits	718	84	–	9	811
Intangibles through business transfer	2	(1)	–	–	1
Branch profit tax	(866)	(202)	–	(12)	(1,080)
SEZ reinvestment reserve	(1,329)	(610)	–	–	(1,939)
Interest receivable on income tax refund	–	(487)	–	–	(487)
Others	78	(75)	(4)	2	1
Total deferred income tax assets/(liabilities)	(87)	(1,413)	(8)	(1)	(1,509)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Deferred income tax assets after set off	497	–
Deferred income tax liabilities after set off	(1,062)	(1,509)

In assessing the reliazibility of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.18 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Revenue from software services	135,525	128,637
Revenue from products and platforms	1,067	296
Total revenue from operations	136,592	128,933

Products & platforms

The Company derives revenues from the sale of products and platforms including Infosys Applied AI which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for the Year ended March 31, 2025 and March 31, 2024 is 58% and 56%, respectively.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2025 and March 31, 2024 , the company recognized revenue of 4,404 crore and 4,189 crore arising from opening unearned revenue as of April 1, 2024 and April 1, 2023 respectively.

During the year ended March 31, 2025 and March 31, 2024, 4,448 crore and 6,396 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2024 and April 1, 2023, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2025, other than those meeting the exclusion criteria mentioned above, is 90,815 crore. Out of this, the Company expects to recognize revenue of around 50.9% within the next one year and around 20.4% between one and two years and remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2024 is 80,334 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 OTHER INCOME, NET

2.19.1 Other income

Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.19.2 Foreign currency

Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	121	131
Deposit with Bank and others	1,051	665
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial papers, certificates of deposit and government securities	1,005	898
Income on investments carried at fair value through other comprehensive income	2	–
Income on investments carried at fair value through profit or loss
Gain / (loss) on liquid mutual funds and other investments	242	224
Gain/(loss) on investments carried at amortized cost
Gain/(loss) on tax free bonds	4	–
Interest on income tax refund	340	1,936
Dividend received from subsidiary	1,522	2,976
Exchange gains/(losses) on foreign currency forward and options contracts	(206)	111
Exchange gains/(losses) on translation of other assets and liabilities	478	214
Miscellaneous income, net	223	262
Total other income	4,782	7,417

2.20 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2025	2024
Employee benefit expenses
Salaries including bonus	64,296	62,383
Contribution to provident and other funds	2,080	1,972
Share based payments to employees (Refer to note 2.12)	712	575
Staff welfare	378	209
	67,466	65,139
Cost of software packages and others
For own use	1,947	1,635
Third party items bought for service delivery to clients	7,670	5,256
	9,617	6,891
Other expenses
Power and fuel	196	172
Brand and Marketing	1,067	851
Rates and taxes	257	248
Repairs and Maintenance	965	953
Consumables	32	23
Insurance	242	172
Provision for post-sales client support and others	(114)	77
Commission to non-whole time directors	18	16
Impairment loss recognized / (reversed) under expected credit loss model	(7)	130
Auditor's remuneration
Statutory audit fees	8	8
Tax matters	–	–
Other services	–	–
Contributions towards Corporate Social Responsibility (Refer note no 2.25)	540	492
Others	293	446
	3,497	3,588

2.21 EMPLOYEE BENEFITS

Accounting Policy

2.21.1 Gratuity and Pensions

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.21.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.21.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.21.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a. Gratuity and Pension

The following table sets out the details of the defined benefit retirement plans and the amounts recognized in the standalone financial statements as at March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Gratuity		Pension
	As at March 31,		As at March 31,
	2025	2024	2025	2024
Change in benefit obligations
Benefit obligations at the beginning	1,830	1,524	686	591
Service cost	305	280	28	30
Interest expense	122	104	11	11
Past service cost - plan amendments	–	–	–	(28)
Transfer	4	32	–	–
Remeasurements - Actuarial (gains)/ losses	73	22	57	18
Employee contribution	–	–	24	23
Benefits paid	(158)	(132)	(18)	29
Translation difference	1	–	37	12
Benefit obligations at the end	2,177	1,830	825	686
Change in plan assets
Fair value of plan assets at the beginning	1,817	1,516	650	537
Interest income	132	110	11	10
Transfer	4	3	–	–
Remeasurements- Return on plan assets excluding amounts included in interest income	20	15	48	11
Employee contribution	–	–	24	23
Employer contribution	590	303	28	29
Benefits paid	(155)	(130)	(18)	29
Translation difference	(1)	–	32	11
Fair value of plan assets at the end	2,407	1,817	775	650
Funded status	230	(13)	(50)	(36)
Defined benefit plan asset (Refer note 2.10)	257	9	–	–
Defined benefit plan liability	(27)	(22)	(50)	(36)

The amount for the year ended March 31, 2025 and March 31, 2024 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Service cost	305	280	28	30
Net interest on the net defined benefit liability/asset	(10)	(6)	–	1
Plan amendments	–	–	–	(28)
Net cost	295	274	28	3

The amount for the year ended March 31, 2025 and March 31, 2024 recognized in the statement of other comprehensive income are as follows:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	73	22	57	18
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(20)	(15)	(48)	(11)
	53	7	9	7

Break up of actuarial (gains)/losses for year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
(Gain)/loss from change in demographic assumptions	–	–	–	–
(Gain)/loss from change in financial assumptions	39	9	36	16
(Gain) / loss from change in experience assumptions	34	13	21	2
	73	22	57	18

The weighted-average assumptions used to determine benefit obligations as at March 31, 2025 and March 31, 2024 are set out below:

Particulars	Gratuity		Pension
	As at March 31,		As at March 31,
	2025	2024	2025	2024
Discount Rate (1)	6.50%	7%	0.9%-3.4%	1.5%-3.4%
Weighted average rate of increase in compensation levels (2)	6%	6%	1%-3%	1%-3%
Weighted average duration of defined benefit obligation (3)	5.7 years	5.8 years	13 years	12 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2025 and March 31, 2024 are set out below:

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Discount rate	7.0%	7.1%	1.5%-3.4%	1.8%-3.2%
Weighted average rate of increase in compensation levels	6%	6%	1%-3%	1%-3%

(1)	For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends, inflation in respective markets and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Company assesses all the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurement) of the gratuity plan for the year ended March 31, 2025 and March 31, 2024 were 152 crore and 125 crore, respectively and for the pension plan were 59 crore and 21 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as at March 31, 2025 and March 31, 2024:

Particulars	Pension
	As at March 31,
	2025	2024
Equity	34%	34%
Bonds	30%	32%
Real Estate/Property	26%	26%
Cash and Cash Equivalents	1%	1%
Other	9%	7%

These defined benefit plans expose the Company to actuarial risk which are set out below:

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don’t achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members’ account balances.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows :

(in crore)

Impact from	As at March 31, 2025
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount Rate	122	38
Weighted average rate of increase in compensation level	123	4

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of defined benefit obligation, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company expects to contribute 350 crore to gratuity and 27 crore to pension during the fiscal 2026.

Maturity profile of defined benefit obligation:

(In crore)

	Gratuity	Pension
Within 1 year	267	46
1-2 year	268	49
2-3 year	292	50
3-4 year	278	54
4-5 year	255	50
5-10 years	950	222

b. Superannuation

The Company contributed 493 crore and 493 crore to the Superannuation trust during the year ended March 31, 2025 and March 31, 2024 respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2025 and March 31, 2024:

(In crore)

Particulars	As at March 31,
	2025	2024
Change in benefit obligations
Benefit obligations at the beginning	11,879	10,527
Service cost	952	880
Employee contribution	1,683	1,652
Interest expense	862	764
Actuarial (gains) / loss	218	96
Benefits paid	(1,727)	(2,040)
Benefit obligations at the end	13,867	11,879
Change in plan assets
Fair value of plan assets at the beginning	11,812	10,184
Interest income	858	740
Remeasurements- Return on plan assets excluding amounts included in interest income	245	234
Employer contribution	1,057	1,042
Employee contribution	1,683	1,652
Benefits paid	(1,727)	(2,040)
Fair value of plan assets at the end	13,928	11,812
Funded status [surplus/(deficit)]	61	(67)
Irrecoverable Surplus (Effect of Asset Ceiling)	(61)	–
Net defined benefit asset/ (liability)	–	(67)

Amount for the year ended March 31, 2025 and March 31, 2024 recognized in the statement of other comprehensive income:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Service cost	952	880
Net interest on the net defined benefit liability / asset	4	24
Net provident fund cost	956	904

Amount for the year ended March 31, 2025 and March 31, 2024 recognized in the statement of other comprehensive income:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	218	96
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(245)	(234)
Asset Ceiling Effect	61	–
	34	(138)

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at March 31,
	2025	2024
Government of India (GOI) bond yield (1)	6.50%	7.00%
Expected rate of return on plan assets	8.00%	8.20%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.25%

(1) In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2025 and March 31, 2024 is as follows:

Particulars	As at March 31,
	2025	2024
Central and State government bonds	60%	60%
Public sector undertakings and Private sector bonds	28%	30%
Others	12%	10%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of PF liability exposes the Company to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2025 the defined benefit obligation would be affected by approximately 129 crore and 129 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed 1158 crore and 1,100 crore to the provident fund during the year ended March 31, 2025 and March 31, 2024, respectively. The same has been recognized in the net profit in the statement of profit and loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

Employee benefits cost include:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Salaries and bonus(1)	65,492	63,274
Defined contribution plans	493	493
Defined benefit plans	1,481	1,372
	67,466	65,139

(1) Includes employee stock compensation expense of 712 crore and 575 crore for the year ended March 31, 2025 and March 31, 2024, respectively (Refer to note 2.12).

2.22 EARNINGS PER EQUITY SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

Particulars	Year ended March 31,
	2025	2024
Profit for the year	25,568	27,234
Basic earnings per equity share - weighted average number of equity shares outstanding	4,15,19,36,905	4,15,00,99,796
Basic earnings per equity share	61.58	65.62

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2025	2024
Profit for the year	25,568	27,234
Basic earnings per equity share - weighted average number of equity shares outstanding	4,15,19,36,905	4,15,00,99,796
Effect of dilutive common equivalent shares - share options outstanding	79,68,571	38,94,828
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,15,99,05,476	4,15,39,94,624
Diluted earnings per equity share	61.46	65.56

For the years ended March 31, 2025 and March 31, 2024, there were Nil and 47,395 options to purchase equity shares which had an anti-dilutive effect.

2.23 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Contingent liabilities:
Claims against the Company, not acknowledged as debts(1)	1,772	2,649
[Amount paid to statutory authorities 3,815 crore (8,283 crore)]
Commitments:
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	868	688
Other Commitments*	27	5

* Uncalled capital pertaining to investments

(1) As at March 31, 2025 and March 31, 2024, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 1,290 crore and 2,260 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company financial position and results of operations

Amount paid to statutory authorities against the tax claims amounted to 3,810 crore and 8,273 crore as at March 31, 2025 and March 31, 2024, respectively.

(2) Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.24 RELATED PARTY TRANSACTIONS

List of related parties

Name of subsidiaries	Country	Holdings as at
		March 31, 2025	March 31, 2024
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100%	100%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100%	100%
Infosys Austria GmbH(1)	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(1)(35)	India	–	100%
Infosys Chile SpA(1)	Chile	100%	100%
Infosys Arabia Limited(2)(20)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100%	100%
Infosys Americas Inc. (Infosys Americas)(1)(23)	U.S.	–	–
Infosys Consulting S.R.L.(2)	Argentina	100%	100%
Infosys Romania S.r.l. (formerly Infosys Consulting S.R.L. (Romania))(1)	Romania	100%	100%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100%	100%
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(1)	Turkey	100%	100%
Infosys Germany Holding Gmbh(1)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100%	100%
Infosys Green Forum(1)	India	100%	100%
Infosys Business Solutions LLC(1)	Qatar	100%	100%
WongDoody Inc. (1)(37)	U.S.	–	100%
IDUNN Information Technology Private Limited (formerly Danske IT and Support Services India Private Limited (“Danske IT”)) (1)(25)	India	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100%	100%
Infosys Public Services Canada Inc. (11)	Canada	100%	100%
Infosys BPM Limited(1)	India	100%	100%
Infosys BPM UK Limited(3)	U.K.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	100%
Infosys Poland Sp z.o.o(3)	Poland	100%	100%
Infosys McCamish Systems LLC(3)	U.S.	100%	100%
Portland Group Pty Ltd(3)	Australia	100%	100%
Infosys BPO Americas LLC.(3)	U.S.	100%	100%
Infosys BPM Canada Inc (3)(24)(29)	Canada	–	–
Panaya Inc. (Panaya)(1)	U.S.	100%	100%
Panaya Ltd.(4)	Israel	100%	100%
Panaya Germany GmbH (4)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(20)	U.K.	100%	100%
Brilliant Basics Limited (5)(20)	U.K.	100%	100%
Infosys Consulting Holding AG (1)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting (Belgium) NV(6)	Belgium	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
GuideVision s.r.o.(7)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(8)	Germany	100%	100%
GuideVision Suomi Oy(8)	Finland	100%	100%
GuideVision Magyarország Kft(8)	Hungary	100%	100%
GuideVision Polska Sp. z.o.o(8)	Poland	100%	100%
GuideVision UK Ltd(8)(20)	U.K.	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100%	100%
Outbox systems Inc. dba Simplus (US)(9)(38)	U.S.	–	100%
Simplus ANZ Pty Ltd.(9)	Australia	100%	100%
Simplus Australia Pty Ltd(10)	Australia	100%	100%
Simplus Philippines, Inc.(9)	Philippines	100%	100%
Kaleidoscope Animations, Inc.(9)(38)	U.S.	–	100%
Kaleidoscope Prototyping LLC(17)(27)	U.S.	–	–
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(9)(38)	U.S.	–	100%
Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)(1)	Singapore	100%	100%
Infosys Financial Services GmbH. (formerly Panaya GmbH) (12)	Germany	100%	100%
Infosys South Africa (Pty) Ltd(12)	South Africa	100%	100%
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(12)	Malaysia	100%	100%
Infosys Middle East FZ LLC (12)	Dubai	100%	100%
Infosys Norway (12)	Norway	100%	100%
Infosys Compaz Pte. Ltd (13)	Singapore	60%	60%
HIPUS Co., Ltd(13)	Japan	81%	81%
Fluido Oy (12)	Finland	100%	100%
Fluido Sweden AB (14)	Sweden	100%	100%
Fluido Norway A/S(14)	Norway	100%	100%
Fluido Denmark A/S(14)	Denmark	100%	100%
Fluido Slovakia s.r.o(14)	Slovakia	100%	100%
Infosys Fluido UK, Ltd.(14)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(15)	Ireland	100%	100%
Stater N.V.(13)	The Netherlands	75%	75%
Stater Nederland B.V.(16)	The Netherlands	75%	75%
Stater XXL B.V.(16)	The Netherlands	75%	75%
HypoCasso B.V.(16)	The Netherlands	75%	75%
Stater Participations B.V.(28)	The Netherlands	–	–
Stater Belgium N.V./S.A.(16)(28)	Belgium	75%	75%
Stater Gmbh(16)	Germany	75%	75%
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(12)	Germany	100%	100%
Wongdoody Gmbh (formerly known as oddity GmbH) (18)	Germany	100%	100%
WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co., Ltd.) (19)	China	100%	100%
WongDoody limited (Taipei) (formerly known as oddity Limited (Taipei)) (19)	Taiwan	100%	100%
oddity space GmbH (18)(26)	Germany	–	–
oddity jungle GmbH (18)(26)	Germany	–	–
oddity code GmbH (18)(26)	Germany	–	–
WongDoody d.o.o (formerly known as oddity code d.o.o) (19)(26)	Serbia	100%	100%
oddity waves GmbH (18)(26)	Germany	–	–
oddity group services GmbH (18)(26)	Germany	–	–
BASE life science A/S (12)	Denmark	100%	100%
BASE life science AG (21)	Switzerland	100%	100%
BASE life science GmbH (21)	Germany	100%	100%
BASE life science S.A.S (21)	France	100%	100%
BASE life science Ltd. (21)	U.K.	100%	100%
BASE life science S.r.l. (21)	Italy	100%	100%
Innovisor Inc.(21)	U.S.	100%	100%
BASE life science Inc.(21)	U.S.	100%	100%
BASE life science S.L.(21)	Spain	100%	100%
InSemi Technology Services Private Limited (30)	India	100%	–
Elbrus Labs Private Limited (30)(22)	India	100%	–
Infosys Services (Thailand) Limited (1)(32)	Thailand	100%	–
Infy tech SAS (12)(31)	France	100%	–
in-tech Holding GmbH (33)(39)	Germany	–	–
in-tech GmbH (33)	Germany	100%	–
Friedrich & Wagner Asia Pacific GmbH (33)(39)	Germany	–	–
drivetech Fahrversuch GmbH (33)	Germany	100%	–
ProIT (33)	Romania	100%	–
in-tech Automotive Engineering de R.L. de C.V (33)(20)	Mexico	100%	–
Friedrich Wagner Holding Inc.(33)(20)	U.S.	100%	–
in-tech Automotive Engineering SL (33)	Spain	100%	–
in-tech Automotive Engineering LLC (33)(36)	U.S.	–	–
in-tech Services LLC (33)(36)	U.S.	–	–
in-tech Engineering s.r.o (33)	Czech Republic	100%	–
in-tech Engineering GmbH (33)	Austria	100%	–
in-tech Engineering services S.R.L (33)	Romania	100%	–
in-tech Group Ltd (33)	U.K.	100%	–
In-tech Automotive Engineering Shenyang Co. Ltd (33)	China	100%	–
in-tech Group India Private Ltd (33)	India	–	–
In-tech Automotive Engineering Bejing Co., Ltd (33)	China	100%	–
Blitz 24-893 SE (34)	Germany	100%	–
Infosys Limited SPC (1)(40)	Oman	100%	–
Infosys BPM Netherlands B.V. (3)(41)	The Netherlands	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Wholly-owned subsidiary of Infosys BPM Limited
(4)	Wholly-owned subsidiary of Panaya Inc.
(5)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(6)	Wholly-owned subsidiary of Infosys Consulting Holding AG
(7)	Wholly-owned subsidiary of Infy Consulting Company Limited
(8)-	Wholly-owned subsidiary of GuideVision s.r.o.
(9)	Wholly-owned subsidiary of Infosys Nova Holdings LLC
(10)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(11)	Wholly-owned subsidiary of Infosys Public Services, Inc.
(12)	Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(13)	Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(14)	Wholly-owned subsidiary of Fluido Oy
(15)	Wholly-owned subsidiary of Infosys Fluido UK, Ltd.
(16)	Wholly-owned subsidiary of Stater N.V
(17)	Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(18)	Wholly-owned subsidiary of Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))
(19)	Wholly-owned subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH)
(20)	Under liquidation
(21)	Wholly-owned subsidiary of BASE life science A/S
(22)	Wholly-owned subsidiary of InSemi Technology Services Private Limited
(23)	Liquidated effective July 14, 2023
(24)	Incorporated on August 11, 2023
(25)	On September 1, 2023 Infosys Ltd. acquired 100% of voting interests in IDUNN Information Technology Private Limited (formerly Danske IT and Support Services India Private Limited (“Danske IT”))
(26)	On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH).
(27)	Kaleidoscope Prototyping LLC, a Wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023
(28)	On November 24, 2023 Stater Participations B.V (Wholly-owned subsidiary of Stater N.V) merged with Stater N.V and Stater Belgium N.V./S.A which was formerly a wholly owned subsidiary of Stater Participations B.V. became a wholly owned subsidiary of Stater N.V.
(29)	On March 15, 2024 Infosys BPM Canada Inc., a Wholly-owned subsidiary of Infosys BPM Limited got dissolved.
(30)	On May 10, 2024 Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited
(31)	Incorporated on July 03, 2024
(32)	Incorporated on July 26, 2024
(33)	On July 17, 2024, Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, ProIT, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Bejing Co., Ltd). Subsequently on September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.
(34)	On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Blitz 24-893 SE
(35)	Liquidated effective November 14, 2024
(36)	Liquidated effective November 30, 2024
(37)	WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025
(38)	Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1,2025
(39)	in-tech Holding GmbH and Friedrich & Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1,2025
(40)	Incorporated on December 12, 2024
(41)	Incorporated on March 20, 2025

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation	India	Trust jointly controlled by KMP

Refer to note 2.21 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh , Chief Executive Officer and Managing Director

Non-whole-time directors

Nandan M. Nilekani

D. Sundaram

Micheal Gibbs

Bobby Parikh

Chitra Nayak

Govind Iyer

Helene Auriol Potier (appointed as independent director effective May 26, 2023)

Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Uri Levine (retired as independent director effective April 19, 2023)

Executive Officers

Inderpreet Sawhney, Chief Legal Officer and Chief Compliance Officer

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

Shaji Mathew , Chief Human Resources Officer

Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the Company)

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2025 and March 31, 2024 are as follows:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Trade receivables
BASE life science A/S	3	3
BASE life science AG	–	2
BASE life science GmbH	–	–
Blue Acorn iCi Inc	–	–
Infosys China	1	2
Infosys Mexico	2	3
Infosys BPM Limited	13	15
Infy Consulting Company Limited	8	12
Infosys Public Services	93	55
Infosys Public Services Canada Inc.	2	10
Infosys Sweden	25	7
Fluido Oy	7	3
Fluido Denmark A/S	4	–
Simplus Australia Pty Ltd	–	1
Infosys McCamish Systems LLC	6	45
Panaya Ltd	1	2
Infosys Compaz Pte Ltd	27	55
Stater Nederland B.V.	8	1
Outbox systems Inc. dba Simplus (US)	–	–
Infosys Luxembourg S.a.r.l	27	25
Infosys Chile SPA	1	4
Infosys South Africa (Pty) Ltd	2	–
HIPUS Co., Ltd	1	1
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	–	3
WongDoody, Inc	–	–
Kaleidoscope Animations, Inc.	–	–
Infosys Automotive and Mobility GmbH & Co. KG	–	–
Infosys Middle East FZ LLC	9	10
Infosys Nova Holdings LLC	10	–
	250	259
Loans
Insemi Technology Service	10	–
	10	–
Prepaid expense and other assets
Panaya Ltd	127	151
GuideVision, s.r.o.	1	1
EdgeVerve Systems Limited	23	–
Infosys Green Forum	–	3
	151	155
Other financial assets
Infosys BPM Limited	16	19
Infosys Consulting GmbH	3	5
Infosys China	23	31
Infosys Shanghai	–	6
Infy Consulting Company Limited	23	31
Infosys Management Consulting Pty Ltd	2	2
Infosys Consulting AG	3	6
Infosys Consulting Ltda	–	1
Infy Consulting B.V.	1	3
Fluido Oy	7	1
Panaya Ltd	–	–
Infosys McCamish Systems LLC	111	68
Infosys Singapore Pte. Ltd	–	1
Infosys Automotive and Mobility GmbH & Co. KG	2,584	1,815
Infosys Poland Sp. Z.o.o	–	7
Fluido Sweden AB	2	–
Fluido Denmark A/S	3	2
Infosys Fluido UK Ltd	1	–
Infosys Consulting S.R.L. (Romania)	3	3
Infosys Consulting (Belgium) NV	–	4
WongDoody, Inc	–	6
Infosys Public Services	5	9
Simplus Philippines, Inc.	4	1
Simplus Australia Pty Ltd	2	–
Outbox systems Inc. dba Simplus (US)	–	2
Infosys Luxembourg S.a.r.l	1	2
Infosys Business Solutions LLC	2	2
Infosys Compaz PTE Ltd	–	1
Kaleidoscope Animations, Inc.	–	2
Portland Group Pty Ltd	–	2
GuideVision, s.r.o.	2	2
Infosys (Czech Republic) Limited s.r.o.	–	1
Danske IT	1	4
WongDoody GmbH (formerly known as oddity GmbH )	14	1
Blue Acorn iCi Inc	–	2
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	2	2
Infosys Austria GMBH	–	2
Infosys Consulting S.R.L. (Argentina)	3	1
BASE life science SL	2	–
BASE life science A/S	3	1
Infosys Public Services Canada Inc.	–	1
Infosys Norway	2	1
Infosys Green Forum	–	–
Infosys Mexico	–	–
Infosys Sweden	1	–
Infosys Middle East FZ LLC	–	1
HIPUS Co., Ltd	2	1
EdgeVerve Systems Limited	2	–
Fluido Norway AS	1	–
GuideVision Magyarország Kft.	2	–
Infosys Nova Holdings LLC	28	–
Infosys Services Thailand	1	–
Infosys South Africa (Pty) Ltd	1	–
	2,863	2,052
Unbilled revenues
EdgeVerve Systems Limited	113	101
Infosys Consulting S.R.L.(Romania)	1	1
Infosys McCamish Systems LLC	45	45
Infosys Poland sp. z o o	1	1
Stater Nederland B.V.	5	5
Infy Consulting Company Ltd	–	–
	165	153
Trade payables
Infosys China	19	17
Infosys BPM Limited	136	135
Infosys (Czech Republic) Limited s.r.o.	15	33
Infosys Mexico	25	54
Infosys Sweden	53	98
Infosys Shanghai	13	14
Infosys Management Consulting Pty Ltd	20	29
Infosys Singapore Pte. Ltd	16	15
Infy Consulting Company Limited	370	165
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)	12	13
Panaya Ltd	5	5
Infosys Public Services	1	1
Portland Group Pty Ltd	2	3
Infosys Chile SpA	2	3
Infosys Compaz Pte Ltd	4	2
Infosys Middle East FZ LLC	3	3
Infosys Poland Sp. Z.o.o	42	34
Infosys Luxembourg S.a.r.l	8	–
Infosys Consulting S.R.L. (Romania)	44	25
Fluido Oy	5	6
Fluido Sweden AB	3	5
EdgeVerve Systems Limited	13	2
WongDoody, Inc	–	63
Fluido Denmark A/S	1	1
Infosys Fluido UK Ltd	6	5
BASE life science AG	1	1
BASE life science GmbH	1	1
BASE life science Ltd.	2	2
Wongdoody D.O.O	1	1
WongDoody GmbH (formerly known as oddity GmbH )	2	2
BASE life science SL	2	1
BASE life science Inc.	1	–
Infosys Business Solutions LLC	1	3
Infosys South Africa (Pty) Ltd	6	4
Infosys Norway	6	6
Infosys McCamish Systems LLC	–	1
Infosys Limited Bulgaria EOOD	6	6
WongDoody Limited(Taipei)	–	1
Infosys Consulting Ltda	9	17
BASE life science A/S	4	1
Infosys Nova Holdings LLC	40	–
	900	778
Other financial liabilities
Infosys BPM Limited	47	44
Infosys Mexico	2	2
Infosys China	–	7
Infosys Shanghai	–	5
Infosys Norway	1	1
Outbox systems Inc. dba Simplus (US)	–	27
GuideVision, s.r.o.	11	5
Simplus Australia Pty Ltd	5	9
Simplus Philippines, Inc.	2	4
GuideVision Polska SP. Z O.O.	1	1
Kaleidoscope Animations, Inc.	–	46
Infosys Public Services	10	5
GuideVision Magyarország Kft.	1	1
Infosys Consulting Ltda	2	1
Infosys Consulting AG	1	2
Infosys Automotive and Mobility GmbH & Co. KG	320	162
Danske IT	16	16
Infy Consulting Company Limited	15	14
Infosys South Africa (Pty) Ltd	5	1
Infosys Sweden	5	4
Infosys Compaz PTE Ltd	6	1
Infosys McCamish Systems LLC	7	2
Infosys Green Forum	2	5
Infosys Consulting (Belgium) NV	–	4
Blue Acorn iCi Inc	–	35
GuideVision Deutschland GmbH	1	–
Infosys Middle East FZ LLC	–	1
BASE life science A/S	2	–
Infosys Consulting GmbH	1	–
Infosys Luxembourg S.a.r.l	6	–
Infosys Nova Holdings LLC	200	–
	669	405
Accrued expenses
BASE life science A/S	1	–
EdgeVerve Systems Limited	13	–
Infosys BPM Limited	29	29
BASE life science Ltd	1	–
Infosys Germany Holding GmbH	7	–
Infosys Nova Holdings LLC	4	–
In-tech group Ltd.	1	-
	56	29

(In crore)

Particulars	Maximum amount outstanding during the
	Year ended March 31,
	2025	2024
Loans and advances in the nature of loans given to subsidiaries
Insemi Technology Service	10	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	57

The details of the related parties transactions entered into by the Company for the year ended March 31, 2025 and March 31, 2024 are as follows:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Capital transactions:
Financing transactions
Equity
Infosys Singapore Pte Ltd.	4,317	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	31	41
Insemi Technology Service	198	–
in-tech	15	–
Infosys America Inc.	–	(1)
Skava Systems	–	(59)
Infosys Luxembourg S.a.r.l	–	9
Danske IT	–	82
Infosys Services (Thailand) Limited	13	–
	4,574	72
Loans given
Insemi Technology Service	10	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	–
	10	–
Loans repaid
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	4
	–	4
Revenue transactions:
Purchase of services
Infosys China	214	198
Infosys Management Consulting Pty Ltd	385	297
Infy Consulting Company Limited	2,075	1,914
Infosys Singapore Pte. Ltd	181	173
Portland Group Pty Ltd	17	33
Infosys (Czech Republic) Limited s.r.o.	209	360
Infosys BPM Limited	2,216	2,162
Infosys Sweden	160	99
Infosys Shanghai	151	179
Infosys Mexico	299	304
Infosys Public Services	8	6
Panaya Ltd	147	152
Infosys Poland Sp. Z.o.o	350	287
Infosys Consulting S.R.L. (Romania)	268	278
Infosys Compaz Pte Ltd	17	19
Infosys Consulting Ltda	139	173
BASE life science A/S	26	12
Kaleidoscope Animations, Inc.	233	151
Infosys Chile SpA	28	40
Infosys Middle East FZ LLC	43	50
Fluido Oy	68	70
Fluido Sweden AB	44	55
Fluido Denmark A/S	10	14
Infosys McCamish Systems LLC	9	9
GuideVision, s.r.o.	88	93
GuideVision Polska SP. Z O.O.	12	9
Simplus Australia Pty Ltd	86	109
Simplus Philippines, Inc.	31	44
Outbox systems Inc. dba Simplus (US)	148	372
Infosys Fluido UK Ltd	65	57
Blue Acorn iCi Inc	321	461
GuideVision Deutschland GmbH	7	5
GuideVision Suomi Oy	2	5
GuideVision Magyarország Kft.	9	12
Infosys Limited Bulgaria EOOD	74	65
WongDoody, Inc	509	765
Infosys Luxembourg S.a.r.l	13	3
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)	151	165
oddity space GmbH	–	2
Wongdoody D.O.O	6	6
oddity jungle GmbH	–	1
oddity Limited(Taipei)	2	4
Fluido Norway A/S	3	2
Infosys Consulting S.R.L. (Argentina)	1	2
Infosys South Africa (Pty) Ltd	45	29
Infosys Business Solutions LLC	4	3
WongDoody GmbH (formerly known as oddity GmbH )	11	6
oddity code GmbH	–	1
BASE life science AG	15	17
BASE life science S.r.l.	2	–
BASE life science Inc.	10	–
BASE life science Ltd.	12	2
BASE life science GmbH	5	1
BASE life science SL	12	1
Infosys Norway	37	15
Danske IT	–	16
Insemi Technology Service	7	–
EdgeVerve Systems Limited	93	19
Infosys Germany Holding GmbH	7	–
Infosys Nova Holdings LLC	436	–
In-tech group Ltd.	1	–
	9,522	9,327
Purchase of shared services including facilities and personnel
Infosys BPM Limited	9	7
WongDoody, Inc	6	11
Infosys McCamish Systems LLC	1	–
WongDoody limited Taipei	–	1
Infosys Green Forum	42	36
Kaleidoscope Animations, Inc.	1	–
Infosys (Czech Republic) Limited s.r.o.	–	4
Infosys Mexico	1	4
Outbox systems Inc. dba Simplus (US)	2	7
Infosys Consulting AG	2	2
Infosys Automotive and Mobility GmbH & Co.KG	150	6
Portland Group Pty Ltd	–	1
WongDoody GmbH (formerly known as oddity GmbH )	9	2
oddity Jungle GmbH	–	1
Infosys Nova Holdings LLC	2	–
Infosys Technologies (Sweden) AB.	1	–
Infosys Singapore Pte. Ltd.	9	–
Infosys Compaz Pte. Ltd	–	–
GuideVision, s.r.o.	1	–
WongDoody Code d.o.o	1	–
BASE life science A/S	3	–
	240	82
Interest income
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	2
Insemi Technology Service	1	–
	1	2
Guarantee income
Infosys Singapore Pte. Ltd.	1	1
	1	1
Dividend income
EdgeVerve Systems Limited	525	1,089
Infosys Consulting Holding AG	148	–
Infosys BPM Limited	849	1,887
	1,522	2,976
Sale of services
Infosys China	16	13
Infosys Mexico	23	30
Infy Consulting Company Limited	56	74
Infosys BPM Limited	147	112
Fluido Oy	4	2
Fluido Denmark A/S	4	–
Infosys Luxembourg S.a.r.l	163	146
Infosys Middle East FZ LLC	26	26
Infosys McCamish Systems LLC	90	401
Infosys Sweden	92	91
Infosys Shanghai	2	1
EdgeVerve Systems Limited	1,001	961
Infosys Public Services	659	696
Infosys Compaz Pte Ltd	160	176
Infosys Consulting Ltda	–	1
Simplus Australia Pty Ltd	2	5
Infosys Chile SpA	7	9
Infosys Automotive and Mobility GmbH & Co. KG	–	1
Blue Acorn iCi Inc	2	2
Kaleidoscope Animations, Inc.	1	–
Infosys Singapore Pte. Ltd.	–	1
BASE life science A/S	14	8
BASE life science GmbH	1	–
Infosys Poland Sp. Z.o.o	–	–
Infosys Business Solutions LLC	–	1
Infosys South Africa (Pty) Ltd	2	1
HIPUS Co., Ltd	–	1
BASE life science AG	4	4
Infosys Public Services Canada Inc.	32	46
Stater N.V.	3	–
Stater Nederland B.V.	69	74
	2,580	2,883
Sale of shared services including facilities and personnel
EdgeVerve Systems Limited	47	25
Panaya Ltd	10	8
GuideVision, s.r.o.	5	–
Infy Consulting Company Limited	20	17
Infosys Public Services, Inc.	8	2
Infosys Public Services Canada Inc.	–	1
Infosys McCamish System LLC	5	27
Infosys China	1	12
Infosys Luxembourg S.a.r.l	4	4
Infosys Singapore Pte. Ltd	9	–
Infosys Shanghai	2	1
Portland Group Pty. Limited	–	2
Infosys Poland Sp. z.o.o.	2	4
WongDoody, Inc.	7	2
Wongdoody GmbH	11	1
Fluido Oy	5	1
Fluido Denmark A/S	1	–
Infosys Fluido U.K., Ltd	1	–
Outbox systems Inc. dba Simplus (US)	3	1
Infosys BPO Americas LLC	–	1
Infosys Consulting AG	2	2
Infy Consulting B.V.	2	3
Infosys Consulting SAS	2	1
Infosys Consulting GmbH	1	2
HIPUS Co. Limited	–	1
Kaleidoscope Animations, Inc	7	1
Blue Acorn iCi Inc.	6	1
Infosys Automotive and Mobility GmbH & Co.KG (1)	739	880
Infosys Green Forum	5	5
Infosys BPM Limited (2)	143	107
Infosys Management Consulting Pty Ltd	1	2
Infosys Sweden	2	1
Infosys Mexico	1	2
Infosys (Czech Republic) Limited s.r.o.	–	2
Infosys Compaz PTE Ltd	–	1
Infosys Consulting Ltda	1	3
BASE life science A/S	3	–
BASE life science Ltd	1	–
BASE life sciences SL.	1	–
Infosys Austria GMBH	–	1
Infosys Consulting S.R.L. (Romania)	1	3
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	–	2
Fluido Sweden AB	1	–
Simplus Australia Pty Ltd	1	–
Simplus Philippines, Inc.	4	–
Infosys Nova Holdings LLC	3	–
GuideVision Magyarország Kft.	2	–
	1,070	1,129
Any other transaction
Infosys Foundation	390	369
	390	369

(1)	Includes amounts netted off against respective expenses
(2)	Includes sale of fixed assets of 4 crore and 6 crore for the year ending March 31, 2025 and March 31, 2024, respectively

Refer to Note 2.5.1 for business transfer with wholly owned subsidiaries

The Company’s related party transactions during the year ended March 31, 2025 and March 31, 2024 and outstanding balances as at March 31, 2025 and March 31, 2024 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	118	113
Commission and other benefits to non-executive / independent directors	19	17
Total	137	130

(1)	Total employee stock compensation expense for the year ended March 31, 2025 and March 31, 2024, includes a charge of 70 crore and 68 crore respectively, towards key management personnel.(Refer to note 2.12)
(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.25 CORPORATE SOCIAL RESPONSIBILITY (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are promoting education, promoting gender equality by empowering women, healthcare, environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects. A CSR committee has been formed by the company as per the Act. The funds were primarily utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
i) Amount required to be spent by the company during the year	540	492
ii) Amount of expenditure incurred	524	453
iii) Shortfall at the end of the year*	16	39
iv) Total of previous years shortfall	0	7
v) Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
vi) Nature of CSR activities	'Promoting education, promoting gender equality by empowering women, healthcare, , environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects
vii) Details of related party transactions, e.g. contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard	390	369
viii) Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision during the year shall be shown separately	NA	NA

*	The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the CSR Amendment Rules.

2.26 SEGMENT REPORTING

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements.

2.27 Ratios

The ratios for the years ended March 31, 2025 and March 31, 2024 are as follows:

Particulars	Numerator	Denominator	March 31, 2025	March 31, 2024	Variance
Current Ratio	Current assets	Current liabilities	2.4	2.6	(7.3%)
Debt – Equity Ratio	Total Debt (represents lease liabilities) (1)	Shareholder’s Equity	0.0	0.0	(0.7%)
Debt Service Coverage Ratio	Earnings available for debt service(2)	Debt Service(3)	33.9	36.4	(6.9%)
Return on Equity (ROE)	Net Profits after taxes	Average Shareholder’s Equity	30.3%	36.6%	(6.2%)
Trade receivables turnover ratio	Revenue	Average Trade Receivable	5.3	5.6	(5.7%)
Trade payables turnover ratio	Purchases of services and other expenses	Average Trade Payables	13.5	12.7	5.9%
Net capital turnover ratio	Revenue	Working Capital	3.0	2.9	2.3%
Net profit ratio	Net Profit	Revenue	18.7%	21.1%	(2.4%)
Return on capital employed (ROCE)	Earning before interest and taxes	Capital Employed(4)	38.9%	42.0%	(3.1%)
Return on Investment(ROI)
Unquoted	Income generated from investments	Time weighted average investments	9.7%	8.5%	1.2%
Quoted	Income generated from investments	Time weighted average investments	8.2%	7.2%	1.0%

(1)	Debt represents only lease liabilities
(2)	Net Profit after taxes + Non-cash operating expenses + Interest + other adjustments like loss on sale of Fixed assets etc.
(3)	Lease payments for the current year
(4)	Tangible net worth + deferred tax liabilities + Lease Liabilities
*	Working capital increase higher than the increase in revenue.
#	Current ratio has decreased due to increase in current assets higher than decrease in current liabilities.

2.28 FUNCTION-WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Year ended March 31,
		2025	2024
Revenue from operations	2.18	136,592	128,933
Cost of sales		94,111	89,032
Gross Profit		42,481	39,901
Operating expenses
Selling and marketing expenses		6,282	5,668
General and administration expenses		5,319	5,420
Total operating expenses		11,601	11,088
Operating profit		30,880	28,813
Interest expense		221	277
Other income, net	2.19	4,782	7,417
Profit before tax		35,441	35,953
Tax expense:
Current tax	2.17	10,836	7,306
Deferred tax	2.17	(963)	1,413
Profit for the year		25,568	27,234
Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(81)	128
Equity instruments through other comprehensive income, net	2.5 & 2.17	19	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11 & 2.17	(24)	11
Fair value changes on investments, net	2.5	191	129

Total other comprehensive income/(loss), net of tax		105	287

Total comprehensive income for the year		25,673	27,521

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437
Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918